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IGT 2001 Annual Report


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CONTENTS

he genius behind these games – and the company's overall success – belongs to IGT's 4,000 employees.


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International Game Technology solidified its position as one of the world's top performing corporations and a leading provider of gaming equipment and systems, with another year of solid financial performance. This report chronicles that success with detailed financial results, an overview of the company and a brief look at what's ahead for 2002.

IGT's games – the heart and soul of the business – continued to amaze and attract casino customers and the playing public alike. Popular themes, crisp animation, remarkable sound quality, must-see bonus rounds, even colorful cabinets and flashy toppers – such as the *Austin Powers™* playful "Groovy Baby!" – took the familiar slot machine and turned it into magic.

In *Strictly Slots* magazine's Annual Reader's Poll, IGT won in 14 categories, including Favorite Reel Machine, Best Progressive Reel Slot, Best New Video Slot and Best New Video Poker Machine.

New *iGame-Plus™* themes such as *Little*


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Green Men®, Texas Tea®, Neon Nights™ and a host of others boosted IGT's share of the expanding video slots segment.

MegaJackpots™ games and other proprietary themes proved that IGT's products are among the most exciting and entertaining in the marketplace. *MegaJackpots™* system winners comment time and again that they play because the game is so much fun – and that they never expected to win so much money, too!

Video slots like *The Price Is Right™, $1,000,000 Pyramid™, Austin Powers™, Megabucks®* and *Regis' Cash Club™* were just a few of the successful proprietary games launched during the year. The success of the game development team was evident in the convincing performance of IGT's gaming operations and product sales results.

The genius behind these games – and the company's overall success – belongs to IGT's 4,000 employees. The company enjoys



The **EZ Pay™** Ticket System, by the end of fiscal 2001, had **won approval** in a total of 12 jurisdictions worldwide...


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an abundance of talented, creative and dedicated people who make up the IGT family around the globe. They are the wellspring – and bedrock – of what makes the company so special and it is their efforts that produced the most successful year in IGT history.

Systems and ticket technology continue to hold significant promise for the future and could become the cornerstone of the important replacement market. *EZ Play™* machines, which offer multi-denomination play (from one cent to $25) and ticket payouts as well as traditional hopper pays, were operating in 45 properties at year's end. *The EZ Pay™* Ticket System, by the end of fiscal 2001, had won approval in a total of 12 jurisdictions worldwide with 41 new installations and casino expansions In 2001. In fact, gaming systems overall turned in outstanding performance numbers. The *IGS™* product added more than 20 site installations or upgrades. And IGT's security and accounting management system, or *SAMS™*, took another step forward when West Virginia upgraded their existing system with a new version of *SAMS™*.


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The upgraded version manages multiple video lottery locations and allows for the addition of linked progressive games in that market.

International business accounted for 26% of product sales. The Australia and New Zealand markets – the largest and most established international segment for gaming products – increased unit sales by 47%. In the United Kingdom, IGT's Barcrest subsidiary improved market share to 38%, up from 28% in fiscal 2000.

The year-end results were also boosted by strong performances from IGT's Public Gaming and Casino Services departments.

It all added up to another record-breaking year for IGT, its customers and its shareholders.

In the back of this report you can get a look ahead at 2002 and beyond, with a preview of new games and technology that will help IGT continue its positive trends and performance.


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Financial Highlights

The following information has been derived from our consolidated financial statements as of and for the years ended:

	September 29, 2001	September 30, 2000	October 2, 1999	September 30, 1998	September 30, 1997
(Amounts in thousands, except per share data)					
Selected Income Statement Data					
Total revenues	$1,199,209	$ 898,404	$ 854,106	$ 758,942	$ 730,799
Earnings of unconsolidated affiliates	$ 142,630	$ 105,991	$ 75,556	$ 65,181	$ 13,171
Income from operations	$ 395,279	$ 267,528	$ 116,318	$ 218,877	$ 191,437
Income before extraordinary item	$ 213,935	$ 156,792	$ 65,312	$ 152,446	$ 137,247
Net income	$ 213,935	$ 156,792	$ 62,058	$ 152,446	$ 137,247
Basic earnings per share					
Income before extraordinary item	$ 2.90	$ 2.05	$ 0.65	$ 1.35	$ 1.14
Net income	$ 2.90	$ 2.05	$ 0.62	$ 1.35	$ 1.14
Diluted earnings per share					
Income before extraordinary item	$ 2.80	$ 2.00	$ 0.65	$ 1.33	$ 1.13
Net income	$ 2.80	$ 2.00	$ 0.62	$ 1.33	$ 1.13
Cash dividends declared per common share	$ –	$ –	$ 0.03	$ 0.12	$ 0.12
Weighted average common shares outstanding	73,851	76,586	99,461	113,064	120,715
Weighted average common and potential shares outstanding	76,525	78,229	100,238	114,703	121,829
Selected Balance Sheet Data					
Working capital	$ 596,775	$ 555,233	$ 739,753	$ 470,003	$ 406,958
Total assets	$1,923,439	$1,623,716	$1,765,060	$1,543,628	$1,215,052
Long-term notes payable and capital lease obligations	$ 984,742	$ 991,507	$ 990,436	$ 322,510	$ 140,713
Stockholders' equity	$ 296,113	$ 96,585	$ 242,218	$ 541,276	$ 519,847

Letter to Shareholders

Dear Fellow Shareholders,

It always makes us feel good to talk about what a great year we had. We did this last year and the year before, and it should make us feel even better to say that fiscal 2001 was yet again the most successful year in the history of our company.

- Total revenues and earnings of unconsolidated affiliates reached $1.3 billion in fiscal 2001, $337.4 million beyond our prior record of $1.0 billion in fiscal 2000.
- Net income was $213.9 million or $2.80 per diluted share versus the prior fiscal 2000 record of $138.4 million or $1.77 per diluted share, excluding one-time items.
- Product sales revenue was $824.3 million in fiscal 2001, surpassing the $603.4 million in fiscal 2000.
- Proprietary gaming, our wholly-owned gaming operations and our earnings from unconsolidated affiliates, produced revenues totaling $517.6 million, up $116.6 million over last year.
- IGT's performance in recent years has been recognized by the financial community, and in August 2001, our company was added to the S&P 500 Index.

All of these things are nice to talk about, but it is now time to move on. The unimaginable events of September 11th have left an indelible mark on all Americans individually and corporately. Many industries have been negatively impacted and are unable yet to solidify what the future will look like. We feel, at this time, public companies are in two distinct categories: (1) those that are still uncertain of their futures and (2) those that are confident they will continue to be successful. We feel strongly that IGT is in the latter category. The foundation of the company is solidly in place, and we are committed to maintaining our position as the leading supplier to legalized gaming operators throughout the world.

Our foundation continues to be the people of IGT. Our technical and creative personnel in product development and engineering are recognized as the leaders in game design and advancing technology for the benefit of our customers. Our sales and service organizations are among the best in the business. Our operations and assembly personnel respond quickly to fluctuating demand levels and are dedicated to seeing that our products are built to the highest quality standards. And, like you, many IGT employees are also shareholders. They are keenly aware of the relationship between their performance and the performance of our company.

As a result of our employees' efforts, we begin fiscal year 2002 feeling confident about our leadership position in designing and producing the games our customers want on their gaming floors. IGT has maintained its leading position by providing the best video games available. Many games that were hits last year, such as *Little Green Men®*, *Fortune Cookie™* and *Texas Tea®*, continue to be strong performers. Additionally, several new games, like *Enchanted Unicorn™*, *The Frog Prince™* and *Frequent Flyer™*, show promise to be strong performers. We have also seen a renewed interest in the traditional spinning reel games, an area that has long been dominated by IGT. Our product offerings in this category continue to be strong and our *S2000™* three-reel version, as well as the advanced five-reel *Vision Series®* platform, are doing very well.

Fiscal year 2001 was an important year in advancing ticket technology for gaming operators that we told you about with cautious optimism a year ago. Today we are extremely confident that this technology will be a major factor in the replacement of gaming products for years to come. We are firmly committed to adding functionality at the machine level to provide convenience and marketing opportunities for our customers. Fiscal 2001 was the best year ever for the sale of machines into the replacement market. Casino trials have confirmed that IGT's ticket systems significantly reduce down time and improve operating efficiencies and customer service. We anticipate that demand for ticket technology will help drive business for some time to come. In response, we have increased our emphasis on gaming systems, bringing all engineering aspects together under one departmental umbrella as we continue to develop new ticket-based applications and enhancements.

Another factor that will be important in the success of our business is the development of branded products. Our competitors have followed IGT's lead after the successful implementation of the *Wheel of Fortune®* game. Many of the new branded products, including *Jeopardy®*, *$1,000,000 Pyramid™*, *I Dream of Jeannie™* and *Austin Powers™*, were important in the record growth of our proprietary gaming segment. While some of the traditional games have peaked and declined in their popularity, we have many new themes that will be part of the lineup in 2002. These products include *Sinatra™*, *Marilyn Monroe™*, *Humphrey Bogart™*, *Harley Davidson®*, *SPAM®*, and *Elvira® Mistress of the Dark™*. We feel that the lineup of products for our "for sale" games as well as our proprietary games is as strong as ever.

Our Spin for Cash joint venture with Anchor Gaming also had a record year. The growth continued to be driven by the *Wheel of Fortune®* game and although the percentage of growth has slowed, it is still the most popular gaming machine ever placed in the legalized gaming environment. In July 2001, Anchor and IGT announced their intentions to merge as a result of IGT's acquisition of Anchor in a tax-free exchange. This deal makes sense because of the strategic relationship of the joint venture as well as the ability to bring our game development activities together. The merger was completed on December 30, 2001.

The future also looks sound because we believe our markets will expand. The development of the California Native American market was especially important in 2001, and indications point to continued growth for Native American casinos as a whole. In New York a bill has been passed that will allow major expansion of legalized gaming. Our company will participate in the development of this market as well as any other new markets that become active. In 1989 IGT's business was limited to Nevada, Atlantic City, New Jersey, and Montana. Since that time 13 additional states have legalized gaming activities, allowing our business to grow and prosper. We feel that, as of today, economic conditions are difficult in at least 20 other U.S. states, and gaming may become a viable consideration for relief. It is difficult to predict the timing and magnitude of new markets, but we feel strongly that new markets in the United States will develop in the next few years.

In the international arena, the markets we serve continue to produce positive results. Barcrest continues to be the market leader in the UK. The recently released Budd Report recommends expansion of casino sites and legalized machine gaming operations in the UK. Realization of these recommendations may be a few years away, but the current proposals represent a major opportunity for market expansion with no downside to IGT. Our Australian subsidiary reported much improved results. Product sales totaled 9,800 gaming machines versus 6,700 in the prior year. They realized market share improvements and currently their games are performing well. Our Japan subsidiary had a difficult year, but we are optimistic that 2002 will be better. Our subsidiaries in Europe, Latin America and South Africa all recorded operational profits and contribute to the strength we realize through our geographical diversity.

In summary we want to reemphasize that we feel confident about the future of our company. The future percentage of revenue growth may not be as strong as in the recent past, but we do have the opportunity to see improved results. It continues to be a pleasure to work for you, and we are dedicated to you and to our company as shareholders.

Sincerely,

Charles N. Mathewson	G. Thomas Baker
Chairman of the Board	President and Chief Executive Officer



Results of Operations

We operate principally in two lines of business: the development, manufacturing, marketing and distribution of gaming products, which we refer to as "Product Sales;" and the development, marketing and operation of wide-area progressive (WAP) systems, stand-alone games and gaming equipment leasing, which we refer to as "Proprietary Gaming." Our proprietary gaming segment includes our wholly-owned gaming operations and our unconsolidated joint venture activities reported as earnings of unconsolidated affiliates.

Fiscal 2001 Compared to Fiscal 2000

Fiscal year 2001 net income reached a record of $213.9 million or $2.80 per diluted share compared to $138.4 million or $1.77 per diluted share for fiscal 2000, excluding one-time items discussed below. Fiscal 2000 net income of $156.8 million or $2.00 per diluted share included the effects of the following one-time events:

- a gain of $27.0 million ($17.3 million net of tax) or $0.22 per diluted share from a legal settlement;
- a loss of $1.4 million ($900,000 net of tax) or $0.01 per diluted share on the sale of the gaming systems business unit previously purchased as part of the Olympic Gaming acquisition; and
- a gain of $3.2 million ($2.0 million net of tax) or $0.02 per diluted share on the sale of the Japanese subsidiary of Barcrest.

Operating Income

Fiscal 2001 operating income totaled $395.3 million, a 48% increase over fiscal 2000 operating income of $267.5 million. Operating margins were 33% and 30% for fiscal 2001 and 2000. This substantial growth was driven by improved margins in both the product sales and proprietary gaming segments.

Revenues, Earnings of Unconsolidated Affiliates and Gross Profit Margins

Total revenues for fiscal 2001 grew to $1.2 billion compared to $898.4 million for the prior fiscal year. Product sales and gaming operations posted substantial gains, increasing 37% and 27% over the prior year. Both areas also contributed to the overall gross profit of $534.9 million for the current fiscal year versus $397.8 million in fiscal 2000.

Product sales reached an all-time high of $824.3 million on shipments of 120,000 units worldwide for fiscal 2001. Comparatively, fiscal 2000 sales totaled $603.4 million on shipments of 107,000 units. A 44% increase in domestic shipments drove this improvement, with 64,500 units in fiscal 2001 compared to 44,700 in the prior year. Replacement sales of 38,000 machines domestically represented a 100% increase over fiscal 2000. Replacement sales were especially strong in the Nevada, Midwestern and Native American markets. IGT innovations in slot technology such as *Multi-Denomination*™ games and *EZ Pay*™ games and systems along with strong player acceptance of new games helped stimulate these replacement sales. Fiscal 2001 sales of 11,900 machines into the new California Native American market contributed significantly to the increase. IGT also provided gaming machines to several new casinos during the current year including the Texas Casino, Palms Casino and Green Valley Ranch in Las Vegas, and the San Manuel in California.

International shipments declined 11% to 55,300 units in fiscal 2001 versus 62,300 units during fiscal 2000. Japanese shipments slowed to 7,400 compared to 14,600 in the prior year due to difficulties experienced in bringing popular new games to the market. Australia realized improvements from the standardization of its product line resulting in unit sales of 9,800, a 47% increase over the prior year. Slight declines were experienced by the UK, Europe and Africa, with offsetting improvements in Latin America.

Product sales margins rose to 40% during fiscal 2001 compared to 38% in fiscal 2000 as a result of volume efficiencies and a higher percentage of domestic sales.

Proprietary gaming, which includes our wholly-owned gaming operations and our unconsolidated joint venture activities reported as earnings of unconsolidated affiliates, also reached record levels in fiscal 2001. This business segment produced revenues and earnings of unconsolidated affiliates totaling $517.6 million during the current year compared to $401.0 million in fiscal 2000. The combination of the ongoing popularity of our established proprietary games, such as *Wheel of Fortune®*, and the successful introduction of new games again drove positive financial results. The newest games in our proprietary games family, *Jeopardy!®* Video Slots, *The Addams Family*™ , *Austin Powers*™, *The Price is Right*™ and the *$1,000,000 Pyramid*™ along with the joint venture game *I Dream of Jeannie*™, contributed significantly to the overall improvement. The total installed base of our proprietary games, including joint venture and strategic alliance games, topped 26,200 units, a growth rate of 36% over the prior year's installed base of 19,200 games.

Gross margin contributions from proprietary gaming totaled $346.5 million in 2001, 25% higher than the $276.2 million recorded in fiscal 2000. The resulting gross profit percentage declined two percentage points in fiscal 2001 to 67%. Significant interest rate cuts during the current year adversely impacted our cost of funding jackpot payments. The fiscal 2001 installed base also had a larger percentage of "theme" games, which entailed additional royalty costs.

In recognition that all games have a finite lifecycle, IGT systematically replaces legacy proprietary games experiencing declining play levels with new games incorporating enhanced entertainment value and improved player appeal. During fiscal 2001, we removed 20 proprietary systems games in eight jurisdictions. At September 29, 2001, IGT operated proprietary games in 18 domestic jurisdictions, as well as one international system in Iceland versus 17 domestic jurisdictions and one international location at the end of fiscal 2000.

Operating Expenses

Operating expenses, excluding impairment and restructuring charges, totaled $283.4 million or 24% of total revenues in fiscal 2001 versus $236.3 million or 26% of revenues for the prior year. Selling, general, and administrative expenses increased $31.5 million as a result of higher variable commission and incentive costs, along with additional legal and compliance costs in support of stronger sales volumes. Depreciation and amortization expense, not included in cost of sales, declined slightly to $20.3 million.

Research and development expenses for fiscal 2001 were $62.5 million as compared to $55.2 million in 2000. Additional personnel and related costs to support our commitment to innovative game development resulted in this increase. Bad debt expense increased $8.9 million related to increased sales volume and specific reserves related to international receivables.

Other Income and Expense

Other expense, net, totaled $55.8 million for the current year compared to $22.5 million for the prior year. The primary difference in the two periods relates to the aforementioned legal settlement received in fiscal 2000. Additionally, gains on investments declined $4.1 million based on corporate cash investment timing and market conditions.

Our worldwide tax rate increased to 37% in fiscal 2001 from 36% in fiscal 2000. We expect our tax rate for fiscal 2002 to fluctuate between 37% and 37.5%.

Business Segments Operating Profit (See Note 19 of Notes to Consolidated Financial Statements)

IGT's operating profit by business segment reflects an appropriate allocation of selling, general and administrative expenses, research and development expenses, interest income and interest expense.

Product sales operating profit grew to $169.1 million or 21% of related revenues for the fiscal year 2001 compared to $95.5 million or 16% for fiscal 2000. This significant improvement reflects the growth in domestic sales partially offset by increased research and development costs.

In fiscal 2001, operating profit for the proprietary gaming segment reached $251.6 million, an increase of $60.7 million or 32% over the prior year. This improvement resulted from the growth of the installed base of our proprietary machines and the popularity of both the established games such as *Wheel of Fortune®* and our newer proprietary games themes. This improvement was slightly offset by the increased cost of funding jackpot payments and higher royalty costs as discussed previously.

Fiscal 2000 Compared to Fiscal 1999

Fiscal 2000 net income, excluding one-time items discussed below, totaled $138.4 million or $1.77 per diluted share compared to $135.7 million or $1.35 per diluted share for fiscal 1999. Both fiscal years included several one-time items that affected net income. Fiscal 2000 net income of $156.8 million or $2.00 per diluted share included the effects of the following one-time events:

- a gain of $27.0 million ($17.3 million net of tax) or $0.22 per diluted share from a legal settlement;
- a loss of $1.4 million ($900,000 net of tax) or $0.01 per diluted share on the sale of the gaming systems business unit previously purchased as part of the Olympic Gaming acquisition; and
- a gain of $3.2 million ($2.0 million net of tax) or $0.02 per diluted share on the sale of the Japanese subsidiary of Barcrest.

Prior year net income of $62.1 million or $0.62 per diluted share included the following one-time items:

- an impairment and restructuring charges of $98.1 million ($70.4 million net of tax) or $0.70 per diluted share related to operations in Australia and Brazil; and
- an extraordinary loss on early redemption of debt of $4.9 million ($3.3 million net of tax) or $0.03 per diluted share.

The legal settlement gain, received in the first quarter of fiscal 2000, resulted from the resolution of legal actions between IGT and Williams Gaming, Inc. (WMS) related to infringement claims involving our Telnaes patent for virtual reel technology. See Note 14 of Notes to Consolidated Financial Statements.

In the fourth quarter of fiscal 1999, we determined that the total unamortized balance of intangible assets related to the Olympic acquisition was fully impaired. We recorded an impairment charge of $86.8 million. See Note 8 of Notes to Consolidated Financial Statements for a discussion of the reasons for the impairment charge. After difficulties experienced with the acquisition of Olympic, we initiated a significant restructuring plan in late fiscal 1999 in an effort to return IGT-Australia to a profitable operation. The changes implemented in fiscal 2000 included narrowing the product lines, downsizing the sales, service, and engineering departments, and transferring manufacturing to Reno. In the fourth quarter of fiscal 1999 we recognized restructuring costs of $6.0 million related to this plan. An additional $1.9 million in restructuring costs were incurred during fiscal 2000 related to the elimination of certain administrative and manufacturing positions in Australia. Although our Australian subsidiary recorded an operating loss for the year, the financial results continued to improve each quarter culminating with a profit recorded in the fourth quarter, the first profitable quarter in several years.

In the fourth quarter of 1999, the Brazilian government rescinded the law allowing gaming devices in bingo halls. Based on our assessment of the recoverability of our inventories and receivables in Brazil at October 2, 1999, we recorded impairment charges of $5.3 million. During fiscal 2000, we received payment of $1.9 million for receivables and inventories previously considered fully impaired.

In July 2000, in a move to eliminate duplication within our operations in Japan, we sold Barcrest KK, the Japanese subsidiary of Barcrest, for a gain of $3.2 million ($2.0 million net of tax). The net cash proceeds from the sale were $9.8 million and the net assets disposed of were $6.6 million. The purchaser is a Japanese company engaged in the manufacture, development, and sale of pachinko and pachisuro slot machines. See Note 2 of Notes to Consolidated Financial Statements.

Operating Income

Fiscal 2000 operating income, before impairment and restructuring charges, grew 25% to $267.5 million or 30% of revenues compared to $214.4 million or 25% of revenues for the prior year. This improvement was due to the increased gross profit margins in both product sales and gaming operations and gains in the earnings of our unconsolidated affiliates, partially offset by higher operating expenses, as discussed below.

Revenues, Earnings of Unconsolidated Affiliates and Gross Profit Margins

Total revenues for fiscal 2000 improved to $898.4 million over fiscal 1999 revenues of $854.1 million, reflecting a 5% increase in product sales and a 6% increase in gaming operations. This improvement was due to continued growth in our domestic revenues, which increased by 11% over the prior year. Gross profit on total revenues for fiscal 2000 increased by 15% to $397.8 million compared to $345.7 million for fiscal 1999. This improvement was attributable to growth in profitability year-over-year for both product sales and gaming operations.

Worldwide, IGT shipped 107,000 gaming machines for product sales of $603.4 million in fiscal 2000 versus 116,000 units for $576.6 million in the prior fiscal year. Domestic shipments increased to 44,700 units for fiscal 2000 from 41,100 units in fiscal 1999, predominantly due to sales of approximately 5,000 units into the new California Native American market. Fiscal 2000 domestic shipments to new casinos also included Suncoast in Nevada, Hollywood Casino in Louisiana, Belterra Resort in Indiana, and Greektown Casino in Michigan. Although fiscal 2000 offered fewer major casino openings than fiscal 1999, domestic replacement sales were up 52% for the fourth quarter and 10% for the year compared to the same prior year periods, led by strong demand for our newer games.

International shipments, comprising 58% of total units in fiscal 2000, declined 17% to 62,300 units compared to 74,900 units in fiscal 1999. This decline reflected a slower year in Japan and Latin America, partially offset by increased unit sales in Europe, Africa, and the United Kingdom. Unit sales in Australia were virtually flat year over year, but improved 84% in the fourth quarter of fiscal 2000 over the prior year quarter, reflecting improvement from the restructuring plan implemented during fiscal 2000.

The gross profit percentage on product sales improved to 38% for fiscal 2000 compared to 37% in the prior year. Margins were positively impacted by a higher percentage of domestic sales in the overall mix, offset by additional costs associated with sourcing more sophisticated electronic components and the rapid production ramp-up in the latter half of the year.

Gaming operations revenue, for the year ended September 30, 2000 improved to $295.0 million compared to $277.5 million in fiscal 1999. The gross profit performance in gaming operations climbed to $170.2 million or 58% for fiscal 2000 from $135.0 million or 49% in fiscal 1999. The inclusion of Sodak's gaming operations revenues and the impact of higher interest rates, which lowered the cost of funding jackpot payments were the most significant contributors to this margin growth.

Earnings of unconsolidated affiliates, a separate component of operating income reported net of expenses for accounting purposes, boosted by the continued popularity of the *Wheel of Fortune®* games, grew 40% to $106.0 million in fiscal 2000 compared to $75.6 million in fiscal 1999.

Performance of our proprietary gaming segment, which includes our wholly-owned gaming operations and our unconsolidated joint venture activities, accelerated markedly in fiscal 2000 due to significant placements of our newest and most popular game themes. The installed base of our proprietary games, including placement under joint ventures, at September 30, 2000 experienced year over year growth of 27% to 19,200 games from 15,100 machines at the end of fiscal 1999. Our joint venture activities contributed significantly to this growth, led by the installation of 4,300 video and 800 spinning reel *Wheel of Fortune®* games during the year.

Also contributing to the overall growth in proprietary gaming were the successes of *Multi-Hand Poker™*, *Party Time®*, *Elvis®* and *The Addams Family™* games. Fiscal 2000 brought the installation of new feature-rich proprietary games with second-event bonusing, incorporating popular themes such as *The Addams Family™* and *Jeopardy!®* Video. During fiscal 2000, we discontinued 19 proprietary game systems in eight jurisdictions. As of September 30, 2000, our proprietary games operated in 17 domestic jurisdictions and one international location versus 11 domestic jurisdictions and one international location at the end of fiscal 1999.

Operating Expenses

Fiscal 2000 operating expenses, excluding impairment and restructuring charges, totaled $236.3 million or 26% of total revenue compared to $206.8 million or 24% in fiscal 1999. The $20.8 million increase in selling, general and administrative expenses reflects the inclusion of Sodak's operating expenses and increased incentives as the result of improved operating results. Depreciation and amortization expense, not included in cost of sales, declined 13% from the prior year to $20.9 million, primarily due to the write-off of intangible assets in Australia in the fourth quarter of fiscal 1999. The addition of goodwill and fixed assets relating to the acquisition of Sodak partially offset this decline.

Research and development expenses increased $9.7 million to $55.2 million for fiscal 2000, primarily as a result of engineering expenses related to new game development. Bad debt expense increased $2.0 million over fiscal 1999 primarily due to fluctuations in sales volumes.

Other Income and Expense

Other expense, net, for fiscal 2000 totaled $22.5 million versus $14.9 million in the prior year. Increased interest expense from our outstanding $1.0 billion Senior Notes issued in May 1999 was partially offset by the $27.0 million legal settlement received. Operation of our *MegaJackpots*™ systems results in interest income from both the investment of cash and from investments purchased to fund jackpot payments. Interest expense on the jackpot liability is accrued at the rate earned on the investments purchased to fund the liability. Therefore, interest income and expense relating to funding jackpot winners are similar and increase at approximately the same rate based on the growth in total jackpot winners.

Our worldwide tax rate increased to 36% in fiscal 2000 from 35.6% in fiscal 1999.

Business Segments Operating Profit (See Note 19 of Notes to Consolidated Financial Statements)

IGT's operating profit by business segment reflects an appropriate allocation of selling, general and administrative expenses, research and development expenses, interest income and interest expense.

Product sales operating profit, before impairment and restructuring charges, for the year ended September 30, 2000, improved to $95.5 million or 16% of related revenues compared to $95.6 million or 17% in fiscal 1999. Including the one-time charges for impairment and restructuring of $98.1 million, product sales operating loss for the year ended October 2, 1999 was $2.5 million. This fluctuation reflects increased sales volume, offset by increased research and development costs, and increased interest expense allocated to the product sales segment from our $1.0 billion Senior Notes proceeds used to fund the acquisition of Sodak in September 1999.

In fiscal 2000, operating profit for the proprietary gaming segment totaled $190.9 million, an increase of $46.5 million or 32% compared to the prior year. This improvement resulted from the growth of our installed base and excellent player acceptance of our new proprietary games, the continued popularity of the joint venture *Wheel of Fortune*® games, higher interest rates which lowered the cost of funding jackpot payments, and the inclusion of gaming operations revenue from Sodak.

Foreign Operations

Approximately 16% of our revenues and earnings from unconsolidated affiliates in fiscal 2001, 24% in fiscal 2000, and 28% in fiscal 1999 were derived outside of North America. To date, we have not experienced significant translation or transaction losses related to foreign exchange fluctuations.

Liquidity and Capital Resources

Capital Resources

One of IGT's fundamental financial strengths is our ability to generate cash from operations to reinvest in our business. We anticipate that our operating activities in fiscal 2002 will continue to provide us with cash flows to assist in our business expansion and to meet our financial commitments. Our sources of capital also include, but are not limited to, the issuance of public or private placement debt, bank borrowings, and the issuance of equity securities.

We believe that our available short-term and long-term capital resources are sufficient to fund our capital expenditure and operating capital requirements, scheduled debt payments, interest and income tax obligations, strategic investments and acquisitions, and share repurchases. Our sources of capital afford us the financial flexibility to target acquisitions of businesses that offer opportunities to implement our operating strategies, increase our rates of return, and improve shareholder value.

Operating Activities

Cash provided by operations in fiscal 2001 totaled $198.2 million, an increase of 54% from 2000, primarily as the result of favorable operating performance discussed earlier. Fiscal 2000 cash provided by operations totaled $128.8 million, a decrease of 51% from 1999. Fiscal 1999 operating cash flow benefited from the one-time realization of accumulated deferred tax assets related to the timing of the jackpot payments for tax purposes, as the result of federal legislation passed in October 1998. This new law allowed previous, as well as future, jackpot winners to elect to receive lump sum discounted payments in lieu of future annual installments.

Net Cash Flow from Proprietary Progressive Jackpot Systems

Our proprietary progressive jackpot systems provide cash through collections from systems to fund jackpot liabilities and from maturities of US government securities purchased to fund future annual jackpot payments. Cash is used to make payments to jackpot winners for jackpot liabilities or to purchase US government securities to fund future jackpot payments. The purchase of and proceeds from the US government securities are classified as investing activities. Collections from systems to fund jackpot liabilities and payments on jackpot liabilities are classified as financing activities. Net cash flows from these activities represent timing differences between the growth in liabilities for jackpots and the actual payments to the winners during the period. Fluctuations in net cash flows from systems occur based on the timing of the jackpot cycles and the volume of play across all of our proprietary progressive jackpot systems. Net cash flow from these activities collectively provided cash of $18.2 million in fiscal 2001 and used cash of $23.2 million and $21.3 million in fiscal 2000 and fiscal 1999.

Investing Activities

In 2001, investing activities used an additional $89.1 million in cash compared to 2000. This increase was the result of business acquisition costs during 2001 and a decrease in proceeds from disposals of investments and other assets. Fiscal 2000 included $43.0 million in proceeds from sale of the Miss Marquette riverboat, a held-for-sale asset acquired in the purchase of Sodak in fiscal 1999. Fiscal 2000 provided cash from investing of $18.4 million compared to a use of investing cash in 1999 of $89.0 million primarily related to business acquisitions. See Note 2 of Notes to Consolidated Financial Statements.

Total capital expenditures for property, plant and equipment and the percentage distribution by geographic operating segment for fiscal 2001, 2000, and 1999 are as follows:

	Fiscal Years		
	2001	2000	1999
(Amounts in thousands)			
Capital Expenditures	$34,651	$18,460	$17,751
Domestic	88%	77%	60%
International	12%	23%	40%

The increase in fiscal 2001 spending is primarily due to investments to improve the productivity of operations. A portion of fiscal 2001 spending was used to update our internal software systems with an enterprise resource planning (ERP) solution and software to support our engineering activities. The ERP project is expected to be phased in over the next two years.

Financing Activities

Net cash flow from financing activities used $9.1 million in 2001, $332.1 million in 2000, and provided cash of $81.2 million in 1999. The change between 2001 and 2000 was primarily due to decreased purchases of treasury stock. The fluctuation between 2000 and 1999 was primarily due to increased borrowings related to our $1 billion Senior Notes issued in May 1999.

Stock Repurchase Plan

Our Board of Directors originally authorized IGT's stock repurchase plan in October 1990. As of November 24, 2001, the remaining share repurchase authorization, as amended, totaled 8.2 million additional shares. During fiscal 2001, we repurchased 2.5 million shares for an aggregate price of $100.7 million. During fiscal 2000, we repurchased 15.7 million shares for an aggregate price of $318.5 million, including 11.0 million shares repurchased pursuant to an issuer-tender offer at $21 per share. During fiscal 1999, we repurchased 21.8 million shares for an aggregate price of $361.4 million.

Credit Facilities and Indebtedness

Our domestic and foreign borrowing facilities totaled $275.0 million at September 29, 2001. Of this amount, $5.0 million was drawn, $6.6 million was reserved for letters of credit and the remaining $263.4 million was available for future borrowings. We are required to comply with certain covenants contained in these agreements, which, among other things, limit financial commitments we may make without the written consent of the lenders and require the maintenance of certain financial ratios. At September 29, 2001, we were in compliance with all applicable covenants.

In May 1999, we completed the private placement of $1.0 billion in aggregate principal amount of Senior Notes pursuant to rule 144A under the Securities Act of 1933. The Senior Notes were issued in two tranches: $400 million aggregate principal amount of 7.875% Senior Notes, due May 15, 2004, priced at 99.053% and $600 million aggregate principal amount of 8.375% Senior Notes, due May 15, 2009, priced at 98.974%. In August 1999, we exchanged all outstanding Senior Notes for identical registered notes. A portion of the proceeds was used to redeem previously outstanding 7.84% Senior Notes due 2004, which resulted in a prepayment penalty of $3.3 million, net of tax. Additionally, we repaid outstanding borrowings under both our US and Australian credit facilities. The remaining net proceeds from the offering were used to fund our acquisition of Sodak, working capital, and share repurchases.

The issuance of our $1.0 billion of Senior Notes could have important consequences, including (1) increasing our vulnerability to general adverse economic and industry conditions; (2) limiting our ability to obtain additional financing to fund future working capital, capital expenditures, acquisitions and other general corporate requirements; (3) requiring a substantial portion of our cash flow from operations for the payment of interest on our indebtedness and reducing our ability to use our cash flow to fund working capital, capital expenditures, acquisitions and general corporate requirements; (4) limiting our flexibility in planning for, or reacting to, changes in our business and the industry; and (5) disadvantaging us compared to competitors with less indebtedness. The indenture contains a number of covenants, which restrict our ability to incur indebtedness, create or incur liens on our assets, or enter into sale/leaseback transactions. At September 29, 2001, we were in compliance with all applicable covenants.

Our ability to meet our debt service obligations on the Senior Notes and our other indebtedness will depend on our future performance. In addition, our bank revolving line of credit requires us to maintain specified financial ratio tests. Our ability to maintain such ratio tests will also depend on our future performance. Our future performance will be subject to general economic conditions and to financial, business, regulatory and other factors affecting our operations, many of which are beyond our control. If we were unable to maintain the financial ratio tests under the bank revolving line of credit, the lenders could terminate their commitments and declare all amounts borrowed, together with accrued interest and fees, to be immediately due and payable. If this happened, other indebtedness that contains cross-default or cross-acceleration provisions, including the Senior Notes, may also be accelerated and become due and payable. If any of these events should occur, we may not be able to pay such amounts. At September 29, 2001, we had $984.7 million outstanding in long-term debt, net of unamortized discount compared to $991.5 million at September 30, 2000.

Financial Condition

	September 29, 2001	September 30, 2000
(Amounts in thousands)		
Total assets	$1,923,439	$1,623,716
Total liabilities	1,627,326	1,527,131
Total stockholders' equity	296,113	96,585

Total assets increased $299.7 million or 18% during fiscal 2001 primarily due to increases in cash, receivables, and inventories related to higher sales volumes and timing. Intangible assets grew predominantly due to the acquisition of Silicon in March 2001. See Note 2 of Notes to Consolidated Financial Statements. Property, plant, and equipment increased due to capital expenditures during the year, net of depreciation expense, and from the non-cash transfer of machines from inventory to gaming systems equipment. The increase in other assets related to increased royalty prepayments.

Total liabilities at September 29, 2001 increased $100.2 million or 7% primarily related to sales volume and payment timing. Lower interest rates also contributed to increased jackpot liabilities. Other liabilities increased related to marketing commitments and accrued income taxes. Long-term notes payable decreased related to the repurchase of $8.0 million of our Senior Notes.

Total stockholders' equity increased $199.5 million predominantly related to net income generated during the year, offset by treasury stock repurchases. Additional paid in capital increased as the result of employee stock plans.

Impact of Inflation

Inflation has not had a significant effect on IGT's operations during the last three fiscal years.

Recently Issued Accounting Standards

On June 30, 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities and on June 30, 2000, SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities-an Amendment of SFAS No. 133. These statements establish accounting and reporting standards for derivative instruments and hedging activities. We adopted SFAS 133 on October 1, 2000. Adoption of this statement did not have a material impact on our financial condition or results of operations.

In December 1999, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) No. 101, Revenue Recognition in Financial Statements. SAB 101 clarifies existing accounting principles related to revenue recognition in financial statements and was effective beginning with our fourth quarter of fiscal 2001. Adoption of SAB 101 did not have a material impact on our financial condition or results of operations.

In June 2001, the FASB issued two new standards, SFAS No. 141, Business Combinations and SFAS No. 142, Goodwill and Other Intangible Assets. Together these statements will change the accounting for business combinations and goodwill. SFAS 141 requires the purchase method of accounting for all business combinations initiated after June 30, 2001 and eliminates the pooling-of-interests method. SFAS 142 changes the accounting for goodwill and indefinite lived intangible assets from an amortization method to an impairment-only approach. Thus, amortization of goodwill, including goodwill recorded in past business combinations, will cease upon adoption of SFAS 142. Amortization will still be required for identifiable intangible assets with finite lives. The provisions of SFAS 142 are required to be applied starting with fiscal years beginning after December 15, 2001. Early application is permitted for entities with fiscal years beginning after March 15, 2001, provided that the first interim financial statements have not previously been issued. We are required to adopt SFAS 142 at the beginning of our fiscal year 2003. We have not yet completed our analysis of the impact that SFAS 141 and SFAS 142 will have on our financial condition or results of operations.

In July 2001, the SEC issued SAB No. 102, Selected Loan Loss Allowance Methodology and Documentation Issues. SAB 102 gives guidance on the documentation and methodologies used in the determination of loan loss allowances. We believe that the adoption of this bulletin will not have a material impact on our financial condition or results of operations.

In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment and Disposal of Long-Lived Assets. This statement is effective for financial statements issued for fiscal years beginning after December 15, 2001, which would be IGT's fiscal 2003. We have not yet completed our analysis of the impact that SFAS 144 will have on our financial condition or results of operations.

Reclassifications

Certain amounts in the prior years' comparative consolidated financial statements have been reclassified to be consistent with the presentation used in the current fiscal year.

Euro Currency Conversions

On January 1, 1999, 11 of 15 member countries of the European Union fixed conversion rates between their existing currencies and one common currency – the "euro." Conversion to the euro eliminated currency exchange rate risk between the member countries. The euro trades on currency exchanges and may be used in business transactions. Beginning in January 2002, new euro-denominated bills and coins will be issued and the former currencies will be withdrawn from circulation.

Our operating subsidiaries affected by the euro conversion have established and are implementing plans to address the issues raised by the euro currency conversion. These issues include: the need to adapt financial systems and business processes; changes required to equipment, such as coin validators and note acceptors, to accommodate euro-denominated transactions in our current products; and the impact of one common currency on pricing. We do not expect material system and equipment conversion costs related exclusively to the euro. Due to numerous uncertainties, we cannot reasonably estimate the long-term effects that one common currency will have on pricing and the resulting impact, if any, on our financial condition or results of operations.

Quantitative and Qualitative Factors about Market Risk

Market Risk

In the normal course of business, IGT is exposed to market risk from changes in foreign currency exchange rates and interest rates. We address these risks through a risk management program that includes the use of derivative financial instruments. The program is operated pursuant to documented corporate risk management policies. The counter parties to these instruments are major financial institutions and we believe that credit loss in the event of nonperformance is remote. We do not enter into any derivative transactions for speculative purposes.

Foreign Currency Risk

We routinely use forward exchange contracts to hedge our net exposures, by currency, related to the non-functional currency monetary assets and liabilities of our operations. The primary business objective of this hedging program is to minimize the impact to our earnings resulting from exchange rate changes. We had forward contracts totaling $40.5 million and $63.5 million at the end of fiscal 2001 and 2000 to hedge currency exposures of $44.6 million and $58.0 million. In addition, from time to time, we may enter into forward exchange contracts to establish with certainty the US dollar amount of future firm commitments denominated in a foreign currency. There were no firm commitment hedges at the end of the current or prior year periods.

Given our foreign exchange position, a 10% adverse change in foreign exchange rates upon which these foreign exchange contracts are based would result in exchange gains and losses. In all material aspects, these exchange gains and losses would be fully offset by exchange gains and losses on the underlying net monetary exposures for which the contracts are designated as hedges. We do not expect material exchange rate gains and losses from unhedged foreign currency exposures.

As currency exchange rates change, translation of the income statements of our international businesses into US dollars affects year-over-year comparability of operating results. IGT does not generally hedge translation risks because cash flows from international operations are generally reinvested locally.

Changes in the currency exchange rates that would have the largest impact on translating our international operating results include the Australian dollar, the British pound and the Japanese yen. We estimate that a 10% change in foreign exchange rates would impact reported operating results by less than $1.5 million in the current fiscal year compared to less than $1.0 million in the prior year. This sensitivity analysis disregards the possibility that rates can move in opposite directions and that gains from one area may or may not be offset by losses from another area.

Interest Rate Risk

IGT's results of operations are exposed to fluctuations in bank lending rates and the cost of US government securities used to fund liabilities to jackpot winners. We record expense for future jackpots based on these rates, which are impacted by market interest rates and other economic conditions. Therefore, the gross profit on our proprietary gaming segment decreases when interest rates decline. We estimated that a 10% decline in interest rates would have impacted gaming operations gross profit by $6.1 million in fiscal 2001 and $8.6 million in 2000. We also estimated that a 10% decline in interest rates would have impacted earnings of unconsolidated affiliates by $3.7 million in fiscal 2001 and $1.5 million in 2000. IGT currently does not manage this exposure with derivative financial instruments.

IGT grants customers extended payment terms under contracts of sale secured by the equipment sold and occasionally provides loans to customers for other than gaming equipment. These contracts and notes are generally for terms of one to ten years, with interest recognized at prevailing rates. Within our portfolio, we have both fixed and variable rate notes and contracts receivable. If interest rates decreased by 10%, we estimated the interest income for our variable rate notes and contracts would be impacted by approximately $691,000 in fiscal 2001 and $525,000 in 2000. If interest rates increased by 10%, we estimated the fair value of the fixed rate notes and contracts would have decreased by approximately $753,000 at the end of fiscal year 2001 and $3.9 million at the end of 2000.

Our outstanding Senior Notes carry interest at fixed rates. If interest rates increased by 10%, the fair market value of these notes would have decreased approximately $33.2 million at September 29, 2001 and $40.1 million at September 30, 2000.

Forward Looking Statements

Risk Factors and Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995

Throughout this Annual Report on Form 10-K we make "forward-looking" statements, which are not historical facts, but are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements relate to analyses and other information based on forecasts of future results and estimates of amounts not yet determinable. These statements also relate to our future prospects and proposed new products, services, developments or business strategies. These forward-looking statements are identified by their use of terms and phrases such as "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "plan," "predict," "project," "will," "continue," and other similar terms and phrases, including references to assumptions.

Although we believe that the expectations reflected in any of our forward-looking statements are reasonable, actual results could differ materially from those projected or assumed. Our future financial condition and results of operations, as well as any forward-looking statements, are subject to change and to inherent known and unknown risks and uncertainties. We do not intend, and undertake no obligation, to update our forward-looking statements to reflect future events or circumstances.

Specific risks and uncertainties of which you should be aware include, but are not limited to, the following:

<u>Our business is dependent on the gaming industry and would be adversely affected by adverse changes in the gaming industry including:</u>

- a decline in demand for IGT's gaming products or reduction in the growth rate of new and existing markets;
- delays of scheduled openings of newly constructed or planned casinos;
- reduced levels of gaming play on our gaming systems or customer demand for our gaming machines as a result of declines in travel activity or customer capital expenditures after the terrorist attacks of September 11, 2001; we can not predict what impact the terrorist attacks of September 11, 2001 may have going forward on gaming play and customer demand for our gaming machines but reduced levels of gaming play or customer capital expenditures will adversely impact results of operations; and
- a decline in public acceptance of gaming.

Demand for our gaming machines would be adversely affected by:

- a decline in the demand for replacement machines;
- a decrease in the desire of established casinos to upgrade machines;
- a lack of consumer acceptance of new ticket-in/ticket-out voucher technology; and
- a decline in the popularity of IGT's gaming products with players, a lack of success in developing new products or an increase in the popularity of competitors' games.

Our business is vulnerable to changing economic conditions, including:

- unfavorable changes in economic conditions;
- political or economic instability in developing international markets;
- changes in interest rates causing a reduction of investment income or in the value of market interest rate sensitive investments; and
- fluctuations in foreign exchange rates, tariffs and other trade barriers.

Our business is subject to regulatory risks, including:

- unfavorable public referendums or anti-gaming legislation;
- unfavorable legislation affecting or directed at manufacturers or operators of gaming products and systems;
- adverse changes in or findings of non-compliance with applicable governmental gaming regulations;
- delays in approvals from regulatory agencies;
- a limitation, conditioning, suspension or revocation of any of our gaming licenses; and
- unfavorable determinations or challenges of suitability by gaming regulatory authorities with respect to our officers, directors or key employees.

Our intellectual property rights are subject to risks, including:

- the potential for there to be an inability to obtain and maintain patents, trademarks and copyrights to protect our newly developed games and technology;
- competitors' infringement upon IGT's existing patents, trademarks and copyrights; and
- approval of competitors' patent applications that may restrict our ability to compete effectively.

Our business operations are subject to other risks, including:

- the loss or retirement of our key executives or other key employees;
- adverse changes in the credit worthiness of parties with whom IGT has forward currency exchange contracts;
- the loss of lessees on sublet properties no longer used in our operations;
- discovery of facts with respect to legal actions pending against IGT not presently known to IGT or determinations by judges, juries or other finders of fact which do not accord with IGT's evaluation of the possible liability or outcome of existing litigation;
- an inability to generate sufficient cash flow to service debt obligations for senior notes and other line-of-credit facilities;
- an inability to comply with debt covenant restrictions, which may trigger payment acceleration provisions; and
- increased costs due to reliance on third-party suppliers and contract manufacturers.

Below is a summary of some of the primary risk factors associated with the merger with Anchor. See Note 2 of Notes to Consolidated Financial Statements. A full discussion of the risks listed below that are associated with the merger can be found in our joint proxy statement dated November 13, 2001, filed with the Securities and Exchange Commission.

- we may have difficulty integrating parts of the operations of Anchor;
- our success depends in part on our ability to retain key personnel after the merger;
- the accounting treatment of the merger will result in future non-cash charges to our operations;
- our pro-forma accounting for the merger reflected in the merger proxy statement may change;
- the issuance of additional shares of our common stock in the merger may reduce our share price; and
- we will assume significant additional debt as a result of the merger.

To the Stockholders and Board of Directors of International Game Technology:

We have audited the accompanying consolidated balance sheets of International Game Technology and Subsidiaries (the "Company") as of September 29, 2001 and September 30, 2000, and the related consolidated statements of income, cash flows and changes in stockholders' equity for each of the three years in the period ended September 29, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

Independent Auditors' Report

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of September 29, 2001 and September 30, 2000, and the results of its operations and its cash flows for each of the three years in the period ended September 29, 2001, in conformity with accounting principles generally accepted in the United States of America.

DELOITTE & TOUCHE LLP

Reno, Nevada
November 16, 2001



Consolidated Statements of Income

	Years ended September 29, 2001	Years ended September 30, 2000	Years ended October 2, 1999
(Amounts in thousands except per share amounts)			
Revenues			
Product sales	$ 824,267	$ 603,381	$ 576,598
Gaming operations	374,942	295,023	277,508
Total revenues	1,199,209	898,404	854,106
Costs and expenses			
Cost of product sales	493,201	375,750	365,948
Cost of gaming operations	171,087	124,806	142,497
Selling, general and administrative	181,521	150,051	129,211
Depreciation and amortization	20,252	20,897	23,955
Research and development	62,526	55,204	45,462
Provision for bad debts	19,073	10,153	8,153
Impairment (recoveries) of assets and restructuring	(1,100)	6	98,118
Total costs and expenses	946,560	736,867	813,344
Earnings of unconsolidated affiliates	142,630	105,991	75,556
Income from operations	395,279	267,528	116,318
Other income (expense)			
Interest income	49,819	50,977	55,525
Interest expense	(102,039)	(102,170)	(72,764)
Gain on investments	438	4,553	5,438
Loss on the sale of assets	(26)	(917)	(562)
Other	(3,999)	25,016	(2,562)
Other expense, net	(55,807)	(22,541)	(14,925)
Income before income taxes and extraordinary item	339,472	244,987	101,393
Provision for income taxes	(125,537)	(88,195)	(36,081)
Income before extraordinary item	213,935	156,792	65,312
Extraordinary loss on early redemption of debt, net of income tax benefit of $1,640	–	–	(3,254)
Net income	$ 213,935	$ 156,792	$ 62,058
Basic earnings per share			
Income before extraordinary item	$ 2.90	$ 2.05	$ 0.65
Extraordinary loss	–	–	(0.03)
Net income	$ 2.90	$ 2.05	$ 0.62
Diluted earnings per share			
Income before extraordinary item	$ 2.80	$ 2.00	$ 0.65
Extraordinary loss	–	–	(0.03)
Net income	$ 2.80	$ 2.00	$ 0.62
Weighted average common shares outstanding	73,851	76,586	99,461
Weighted average common and potential shares outstanding	76,525	78,229	100,238

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Balance Sheets

(Amounts in thousands, except shares and par value)	September 29, 2001	September 30, 2000
Assets		
Current assets		
Cash and cash equivalents	$ 364,234	$ 244,907
Investment securities, at market value	13,085	21,473
Accounts receivable, net of allowances for doubtful accounts of $15,944 and $13,831	249,410	219,948
Current maturities of long-term notes and contracts receivable, net of allowances	62,977	76,320
Inventories, net of allowances for obsolescence of $28,887 and $24,304:		
Raw materials	71,835	98,081
Work-in-process	3,093	4,593
Finished goods	80,962	44,315
Total inventories	155,890	146,989
Investments to fund liabilities to jackpot winners	29,286	27,939
Deferred income taxes	30,053	29,086
Prepaid expenses and other	62,739	47,564
Total current assets	967,674	814,226
Long-term notes and contracts receivable, net of allowances and current maturities	90,606	76,888
Property, plant and equipment, at cost		
Land	19,597	19,889
Buildings	78,677	75,891
Gaming operations equipment	122,613	87,918
Manufacturing machinery and equipment	139,084	121,512
Leasehold improvements	5,164	4,996
Total	365,135	310,206
Less accumulated depreciation and amortization	(159,788)	(143,297)
Property, plant and equipment, net	205,347	166,909
Investments to fund liabilities to jackpot winners	233,669	229,726
Deferred income taxes	133,728	97,670
Intangible assets, net	179,634	143,738
Investments in unconsolidated affiliates	74,659	70,601
Other assets	38,122	23,958
Total assets	$1,923,439	$1,623,716

The accompanying notes are an integral part of these consolidated financial statements.

(Amounts in thousands, except shares and par value)	September 29, 2001	September 30, 2000
Liabilities and Stockholders' Equity		
Current liabilities		
Current maturities of long-term notes payable	$ 5,023	$ 4,621
Accounts payable	125,164	76,387
Jackpot liabilities	85,109	55,942
Accrued employee benefit plan liabilities	41,452	31,425
Accrued interest	30,884	31,369
Other accrued liabilities	83,267	59,249
Total current liabilities	370,899	258,993
Long-term notes payable, net of current maturities	984,742	991,507
Long-term jackpot liabilities	258,457	267,985
Other liabilities	13,228	8,646
Total liabilities	1,627,326	1,527,131
Commitments and contingencies (See Notes 10 and 14)		
Stockholders' Equity		
Common stock, $.000625 par value; 320,000,000 shares authorized; 156,633,430 and 153,739,686 shares issued	98	96
Additional paid-in capital	365,233	278,825
Retained earnings	1,257,119	1,043,184
Treasury stock; 83,700,984 and 81,170,767 shares, at cost	(1,316,444)	(1,215,707)
Accumulated other comprehensive loss	(9,893)	(9,813)
Total stockholders' equity	296,113	96,585
Total liabilities and stockholders' equity	$1,923,439	$1,623,716

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

(Dollars in thousands)	Years ended September 29, 2001	September 30, 2000	October 2, 1999
Cash flows from operating activities			
Net income	$213,935	$156,792	$ 62,058
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	63,348	54,387	61,448
Amortization of discounts and deferred offering costs	2,939	2,457	879
Provision for bad debts	19,073	10,153	8,153
Provision for inventory obsolescence	21,088	16,001	19,185
Gain on investment securities and fixed assets	(412)	(3,636)	(4,876)
Stock plan compensation costs	1,269	1,216	1,005
(Increase) decrease in operating assets, net of acquisitions:			
Receivables	(21,330)	(32,878)	17,257
Inventories	(94,687)	(67,430)	(32,403)
Prepaid expenses and other	(19,139)	(5,993)	(21,867)
Other assets	(19,553)	(8,458)	(8,864)
Net accrued and deferred income taxes, net of tax benefit of employee stock plans	19,931	(17,394)	38,165
Increase in accounts payable and accrued liabilities, net of acquisitions	16,425	44,610	13,481
Impairment (recoveries) of assets and restructuring	(1,100)	6	98,118
Extraordinary loss on debt retirement	–	–	4,894
Earnings of unconsolidated affiliates (in excess of) less than distributions	(3,637)	(20,993)	4,806
Total adjustments	(15,785)	(27,952)	199,381
Net cash provided by operating activities	198,150	128,840	261,439

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

(Dollars in thousands)	Years ended September 29, 2001	September 30, 2000	October 2, 1999
Cash flows from investing activities			
Cash advanced on loans receivable	(40,179)	(25,327)	–
Payments received on loans receivable	29,652	3,519	–
Investment in property, plant and equipment	(34,651)	(18,460)	(17,751)
Proceeds from sale of property, plant and equipment	1,402	11,503	2,988
Investments:			
Purchases	(3,891)	(14,034)	(12,510)
Proceeds	13,891	12,758	11,957
Investments to fund liabilities to jackpot winners:			
Purchases	(33,098)	(25,202)	(43,589)
Proceeds	27,814	30,469	194,957
Proceeds from sale of other assets	–	43,249	–
Investment in unconsolidated affiliates	(420)	(55)	(26,229)
Acquisition of businesses, net of cash acquired	(31,177)	–	(198,860)
Net cash provided by (used in) investing activities	(70,657)	18,420	(89,037)
Cash flows from financing activities			
Long-term debt:			
Proceeds	5,093	12,008	1,636,276
Principal payments	(18,604)	(10,408)	(1,013,484)
Jackpot liabilities:			
Collections from systems	*91,596*	*82,769*	*89,184*
Payments to winners	(68,106)	(111,251)	(261,899)
Proceeds from employee stock plans	43,726	13,287	3,693
Purchases of treasury stock	(62,807)	(318,473)	(361,419)
Penalties paid on early retirement of debt	–	–	(4,658)
Payments of cash dividends	–	–	(6,474)
Net cash provided by (used in) financing activities	(9,102)	(332,068)	81,219
Effect of exchange rate changes on cash and cash equivalents	936	3,372	(2,691)
Net increase (decrease) in cash and cash equivalents	119,327	(181,436)	250,930
Cash and cash equivalents at:			
Beginning of year	244,907	426,343	175,413
End of year	$364,234	$244,907	$ 426,343

The accompanying notes are an integral part of these consolidated financial statements.

Certain non-cash investing and financing activities described below are not reflected in the consolidated statements of cash flows. Depreciation and amortization reflected in the statements of cash flows includes the amounts presented separately on the statements of income, plus depreciation that is classified as a component of cost of product sales and cost of gaming operations.

Supplemental Cash Flows Information

	Years ended		
	September 29, 2001	September 30, 2000	October 2, 1999
(Dollars in thousands)			
Increase in property, plant, and equipment related to net transfers between inventory and gaming operations equipment	$ 53,844	$ 15,598	$ 32,879
Treasury stock acquired for options exercised	2,650	–	–
Tax benefit of employee stock plans	38,765	2,381	570
Payments of interest	99,584	99,330	42,608
Payments of income taxes	115,472	107,216	28,004
Acquisitions (see Note 2):			
Fair value of assets acquired	53,218	–	130,887
Fair value of liabilities assumed	22,041	–	43,888
Excess of purchase price over net assets acquired	–	–	111,861
Accrued investing and financing transactions where cash did not settle until after September 29, 2001 included:			
Investment purchases	1,838	–	–
Principal payments on debt	8,000	–	–
Purchases of treasury stock	35,280	–	–

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statement of Changes in Stockholders' Equity

(Amounts in thousands)	Years ended September 29, 2001	Years ended September 30, 2000	Years ended October 2, 1999
Common stock			
Balance at beginning of year 153,740; 152,871; and 152,587 shares	$ 96	$ 96	$ 95
Employee stock plans 2,893; 869; and 284 shares	2	–	1
Balance at end of year 156,633 shares at 2001	$ 98	$ 96	$ 96
Additional paid-in capital			
Balance at beginning of year	$ 278,825	$ 261,941	$ 256,656
Employee stock plans	46,374	13,287	3,710
Stock plan compensation costs	1,269	1,216	1,005
Tax benefit of employee stock plans	38,765	2,381	570
Balance at end of year	$ 365,233	$ 278,825	$ 261,941
Retained earnings			
Balance at beginning of year	$ 1,043,184	$ 886,392	$ 827,542
Dividends declared	–	–	(3,208)
Net income	213,935	156,792	62,058
Balance at end of year	$ 1,257,119	$ 1,043,184	$ 886,392
Treasury stock			
Balance at beginning of year	$ (1,215,707)	$ (897,234)	$ (535,797)
Purchases of treasury stock	(100,737)	(318,473)	(361,437)
Balance at end of year	$ (1,316,444)	$ (1,215,707)	$ (897,234)
Accumulated comprehensive loss [a]			
Balance at beginning of year	$ (9,813)	$ (8,977)	$ (7,220)
Other comprehensive loss	(80)	(836)	(1,757)
Balance at end of year	$ (9,893)	$ (9,813)	$ (8,977)
Summary of total comprehensive income [a]			
Net income	$ 213,935	$ 156,792	$ 62,058
Other comprehensive loss	(80)	(836)	(1,757)
Comprehensive income	$ 213,855	$ 155,956	$ 60,301

[a] All items of comprehensive income and other comprehensive income are displayed net of tax effects (see Note 16).

The accompanying notes are an integral part of these consolidated financial statements.



Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

International Game Technology (referred throughout these notes, together with its consolidated subsidiaries where appropriate, as IGT, Company, we, our and us) is one of the largest manufacturers of computerized casino gaming products and operators of proprietary gaming systems in the world and was the first to develop computerized video gaming machines. Since our founding in 1980, IGT has principally served the casino gaming industry in the United States. In 1986, we began expanding our business internationally, and in addition to our production in the United States, we currently manufacture our gaming products in the United Kingdom and through a third party manufacturer in Japan. IGT also maintains sales offices in selected legalized gaming jurisdictions globally, including Australia, Argentina, New Zealand, Peru, South Africa and The Netherlands. IGT provides gaming products in every significant legalized gaming jurisdiction in the world.

International Game Technology was incorporated in December 1980 to acquire the gaming licensee and operating entity, IGT, and to facilitate our initial public offering. In addition to our 100% ownership of IGT, International Game Technology has the following direct or indirect wholly-owned subsidiaries: I.G.T.-Argentina S.A. (IGT-Argentina); I.G.T. Australia Pty. Limited (IGT-Australia); International Game Technology (NZ) Ltd. (IGT-NZ); IGT do Brazil Ltda. (IGT-Brazil); IGT-Europe B.V. (IGT-Europe); IGT-Iceland Ltd. (IGT-Iceland); IGT-Japan K.K. (IGT-Japan); IGT-UK Limited (Barcrest); International Game Technology-Africa Pty. Limited (IGT-Africa); International Game Technology S.R. Ltda. (IGT-Peru); Sodak Gaming, Inc. (Sodak), and Silicon Gaming, Inc. (Silicon).

Lines of Business

IGT operates principally in two lines of business: the development, manufacturing, marketing and distribution of gaming products referred to as "Product Sales;" and the development, marketing and operation of wide-area progressive (WAP) systems, stand-alone games, and gaming equipment leasing, referred to as "Proprietary Gaming." Our proprietary gaming segment includes our wholly-owned gaming operations and our unconsolidated joint venture activities reported as earnings of unconsolidated affiliates.

Product Sales

IGT designs, manufactures and markets computerized casino gaming products and systems for both domestic and international markets. Domestically, IGT manufactures a broad range of gaming machines, consisting of traditional spinning reel slot machines, video gaming machines, government-sponsored and other video gaming devices. In international markets, we target the amusement with prize, casino-style, private club, gaming-hall and government-sponsored video machine markets. For our domestic and certain international markets, we offer hundreds of recognized game themes. We typically sell our machines directly or through distributors to casino operators, but may in certain circumstances finance the sale or lease of equipment to the operator.

In addition to gaming machines, IGT develops and sells computerized casino management systems which provide casino operators with slot and table game accounting, player tracking and specialized bonusing capabilities. We also develop and sell specialized proprietary systems to allow the lottery authorities to monitor video lottery terminals. We derive revenue related to the operation of these systems and collect license and franchise fees for the use of the systems.

Proprietary Gaming

IGT's proprietary gaming segment includes our wholly-owned gaming operations and our unconsolidated joint venture activities reported as earnings of unconsolidated affiliates.

Proprietary Games

Approximately 7% of the domestic installed base of gaming machines generates recurring revenue whereby the manufacturer participates in the revenue from the machine on a percentage or flat fee basis. We collectively refer to machines of this nature as "proprietary games," including linked WAP systems and stand-alone machines, in both our wholly-owned gaming operations and our unconsolidated joint venture operations.

We have developed and operated WAP systems, collectively referred to as *Mega-Jackpots*™, since 1986. WAP systems are electronically linked, inter-casino systems that connect gaming machines to a central computer, allowing the system to build a "progressive" jackpot with every wager made throughout the system until a player hits the top award-winning combination. WAP systems are designed to increase gaming machine play for participating casinos by giving players the opportunity to win larger or more frequent jackpots than on machines not linked to progressive systems. Win (net earnings to the operator) per machine on machines linked to progressive systems are generally higher than on stand-alone machines.

We also supply certain proprietary games in a "stand-alone" format. These games are proprietary in nature but not linked to a progressive system. These games are either leased on a per-machine per-day basis or are operated under a revenue-sharing agreement. This format was created for the customer who didn't want to contribute to a large jackpot, yet still wanted our proprietary games on the floor.

IGT operates certain proprietary games under joint venture agreements or joint marketing alliances with other gaming companies, principally with Anchor. The purpose of these strategic alliances is to combine the game development efforts or license property rights of other companies with IGT's WAP systems, manufacturing, distribution, and marketing expertise.

At September 29, 2001, IGT operated proprietary games in 18 domestic jurisdictions, as well as one international system in Iceland. Included among these jurisdictions is Native America, which encompassed 18 US States. These games may be offered in different denominations in each jurisdiction.

Lease and Other Gaming Operations

Under various technology provider license and lease agreements with state lotteries and pari-mutuel facilities, we receive a percentage of the revenue for use and maintenance of machines and/or systems. We also sell machines with attached royalty agreements, primarily with Action Gaming, where we receive a monthly royalty fee. We also receive recurring revenue in various jurisdictions from contracts for short-term rental or long-term lease of gaming machines.

Principles of Consolidation and Revenue Recognition

The consolidated financial statements include the accounts of International Game Technology and all of its majority-owned subsidiaries. Investments in unconsolidated affiliates, which are 50% or less owned joint ventures, are accounted for using the equity method. Joint marketing alliances for which no legal entity exists are accounted for on a pro-rata basis whereby our proportionate share of assets, liabilities, revenues, and expenses are included in our financial statements. All material inter-company accounts and transactions have been eliminated.

Product Sales

IGT makes product sales for cash, on normal credit terms of 90 days or less, and over longer term installments. Generally, sales are recorded when the products are shipped and title passes to the customer.

Proprietary Gaming

The following table shows the revenues from gaming operations and earnings of unconsolidated affiliates:

	Years ended		
	September 29, 2001	September 30, 2000	October 2, 1999
(Dollars in thousands)			
Gaming operations			
Proprietary games	$323,853	$249,952	$244,808
Lease operations	51,089	45,071	32,700
Total gaming operations	374,942	295,023	277,508
Earnings of unconsolidated affiliates	142,630	105,991	75,556
Total proprietary gaming	$ 517,572	$ 401,014	$353,064

Gaming operations revenues consist of revenues relating to the operation of proprietary games, either connected to progressive jackpot systems or in stand-alone formats, and the lease and rental of gaming and video lottery machines. Revenues from proprietary WAP games are recognized monthly based on a percentage of the revenue, or "coin in." Revenues from proprietary games in stand-alone format are recognized monthly based on the net win that the game generates for the operator. Lease and rental revenue is recognized with the passage of time.

The operation of linked progressive systems varies among jurisdictions as a result of different gaming regulations. In all jurisdictions, the jackpot on WAP systems increases based on the coin-in. The casinos pay a percentage of the coin-in to IGT, an administrator or a trust to administer and fund the progressive jackpot. This percentage of coin-in (contribution) is recognized as revenue. Concurrently, IGT, the administrator or the trust recognizes a liability for jackpots not yet won and jackpot expense (as a component of the cost of gaming operations) for the cost to fund these jackpots in the future.

Funding of the progressive jackpot differs by jurisdiction but is generally administered by IGT. Jackpots are currently paid in equal installments over a 20- to 26-year period, or winners may elect to receive the discounted value of the jackpot in lieu of annual installments. Jackpots on some of our *MegaJackpots*™ games, referred to as *MegaJackpots Instant Winners*™ systems, are paid out at the time they are won. In Atlantic City, the progressive jackpot fund is administered by a trust managed by representatives of the participating casinos. The trust records a liability to IGT for an annual casino licensing fee as well as an annual machine rental fee for each machine. In Colorado, funding of progressive jackpots is administered by a separate fund managed by IGT. Progressive system lease fees are paid to IGT from this fund. A linked progressive system is also operated by a trust in Iowa. IGT derives revenue based on the Iowa trust profits.

IGT operates several proprietary games under a joint venture agreement, principally with Anchor, that are accounted for using the equity method. Because the nature of the operations of our joint ventures are the same as our gaming operations and these activities are an integral part of our business, the earnings from unconsolidated affiliates is included as a component of income from operations. In accordance with the equity method, IGT's portion of joint venture income is recorded net of expenses and is presented on the income statement under a separate caption titled "Earnings of Unconsolidated Affiliates."

Research and Development

Research and development costs are expensed as incurred. Research and development performed for specific customers is charged to cost of product sales when the related sale is recorded.

Cash and Cash Equivalents

Cash and cash equivalents include operating cash and cash required for funding progressive systems jackpot payments. Cash in excess of daily requirements is generally invested in various marketable securities. If these securities have original maturities of three months or less, they are considered cash equivalents. Such investments are stated at cost, which approximates market.

Investment Securities

Our investment securities are classified as available-for-sale and stated at market value. Unrealized gains and losses, net of income tax effects, are reported as a component of accumulated other comprehensive income. Market value is determined by the most recently traded price of the security at the balance sheet date. Net realized gains or losses are determined on the specific identification cost method.

Inventories

Inventories are stated at the lower of cost (first-in, first-out method) or market.

Depreciation and Amortization

Depreciation and amortization are provided on the straight-line method over the following useful lives:

Buildings	39 to 40 years
Gaming operations equipment	2 to 5 years
Manufacturing machinery and equipment	2 to 15 years
Leasehold improvements	Term of lease
Excess of cost over net assets acquired	40 years

Maintenance and repairs are expensed as incurred. The costs of improvements are capitalized. Gains or losses on the disposition of assets are included in income.

Long-Lived Assets

We review the carrying amount of long-lived assets and certain identifiable intangibles whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In fiscal 1999, our review of the recoverability of certain long-lived and intangible assets resulted in charges to income for the estimated impairment of these assets (see Note 8).

Investments to Fund Liabilities to Jackpot Winners

These investments represent discounted US Treasury Securities purchased to meet obligations for annual payments to progressive systems jackpot winners. We have both the intent and ability to hold these investments to maturity and, therefore, classify them as held-to-maturity. Accordingly, these investments are stated at cost, adjusted for amortization of premiums and accretion of discounts over the term of the security using the interest method. Securities in this portfolio have maturity dates through 2027. Certain events during fiscal 1999 prompted IGT to sell a portion of these investments prior to maturity (see Note 4).

Other Assets

Other assets are primarily comprised of deferred offering costs related to Senior Notes issued in May 1999 (see Note 9), prepaid and deferred royalty costs and deposits.

Earnings Per Share

Earnings per share is computed based on the weighted average number of common and potential shares outstanding.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Foreign Currency Translation

The functional currency of certain of IGT's international subsidiaries is the local currency. For those subsidiaries, assets and liabilities are translated at exchange rates in effect at the balance sheet date, and income and expense accounts at average exchange rates during the year. Resulting translation adjustments are recorded directly to accumulated other comprehensive income within stockholders' equity. Gains and losses resulting from foreign currency transactions are recorded in income. For subsidiaries whose functional currency is the US dollar, gains and losses on non-US dollar denominated assets and liabilities are recorded in income.

Recently Issued Accounting Standards

On June 30, 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities and on June 30, 2000, SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities-an Amendment of SFAS No. 133. These statements establish accounting and reporting standards for derivative instruments and hedging activities. We adopted SFAS 133 on October 1, 2000. Adoption of this statement did not have a material impact on our financial condition or results of operations.

In December 1999, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) No. 101, Revenue Recognition in Financial Statements. SAB 101 clarifies existing accounting principles related to revenue recognition in financial statements and was effective beginning with our fourth quarter of fiscal 2001. Adoption of SAB 101 did not have a material impact on our financial condition or results of operations.

In June 2001, the FASB issued two new standards, SFAS No. 141, Business Combinations and SFAS No. 142, Goodwill and Other Intangible Assets. Together these statements will change the accounting for business combinations and goodwill. SFAS 141 requires the purchase method of accounting for all business combinations initiated after June 30, 2001 and eliminates the pooling-of-interests method. SFAS 142 changes the accounting for goodwill and indefinite lived intangible assets from an amortization method to an impairment only approach. Thus, amortization of goodwill, including goodwill recorded in past business combinations, will cease upon adoption of SFAS 142. Amortization will still be required for identifiable intangible assets with finite lives. The provisions of SFAS 142 are required to be applied starting with fiscal years beginning after December 15, 2001. Early application is permitted for entities with fiscal years beginning after March 15,

2001, provided that the first interim financial statements have not previously been issued. We are required to adopt SFAS 142 at the beginning of our fiscal year 2003. We have not yet completed our analysis of the impact that SFAS 141 and SFAS 142 will have on our financial condition or results of operations.

In July 2001, the SEC issued SAB No. 102, Selected Loan Loss Allowance Methodology and Documentation Issues. SAB 102 gives guidance on the documentation and methodologies used in the determination of loan loss allowances. We believe that the adoption of this bulletin will not have a material impact on our financial condition or results of operations.

In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment and Disposal of Long-Lived Assets. This statement is effective for financial statements issued for fiscal years beginning after December 15, 2001, which would be IGT's fiscal 2003. We have not yet completed our analysis of the impact that SFAS 144 will have on our financial condition or results of operations.

Derivatives and Hedging Activities

IGT uses derivative financial instruments to reduce our exposure resulting from fluctuations in foreign exchange rates and interest rates. Derivative financial instruments are used to minimize our net exposure, by currency, related to the foreign currency denominated monetary assets and liabilities of our operations. These gains and losses are included in income. From time to time, we may hedge firm foreign currency commitments by entering into forward exchange contracts. Gains and losses on these hedges are included as a component of the hedged transaction when recorded. At times IGT may enter into interest rate swap agreements to effectively manage variable interest rate fluctuations. Amounts paid under these interest rate swap agreements are accrued as interest rates change and are recognized over the life of the agreement as an adjustment to interest expense. The counterparties to each of these agreements are major commercial banks. We believe that losses related to credit risk are remote.

With the adoption of SFAS 133 on October 1, 2000, we recognize all derivatives as either assets or liabilities on the balance sheet at the fair value of the instruments. Accounting for changes in the fair value of derivatives depends on the intended use and resulting designation. During fiscal 2001, we entered into forward exchange contracts to hedge our net exposure, by currency, related to the monetary assets and liabilities of our operations denominated in non-functional currency. These forward exchange contracts were not designated as hedging instruments under SFAS 133 and gains and losses were recognized in current earnings.

Reclassifications

Certain amounts in the comparative prior years' consolidated financial statements have been reclassified to be consistent with the presentation used in the current fiscal year.

Year End

IGT changed its fiscal year end to the Saturday closest to September 30, beginning with the fiscal year ended October 2, 1999. Similarly, subsequent quarters end on the Saturday closest to the last day of the quarter end month.

2 Acquisitions and Divestiture

Acquisitions

Anchor

On July 8, 2001, IGT and Anchor entered into an Agreement and Plan of Merger, pursuant to which Anchor will merge with a subsidiary of IGT. Both companies' board of directors unanimously approved the Agreement and Plan of Merger. If the transaction is completed, Anchor shareholders will receive one share of IGT common stock for each share of Anchor common stock that they own, subject to certain adjustments. If the IGT average closing price is less than $50.00 per share, Anchor may terminate the merger agreement, subject to IGT's right to provide a higher exchange ratio such that the value of IGT stock received by Anchor stockholders equals $50.00 per share. Conversely, if the IGT average closing price exceeds $75.00 per share, IGT may terminate the merger, subject to Anchor's right to accept a lower exchange ratio such that the value of IGT stock received by Anchor stockholders equals $75.00 per share. In addition, IGT will convert each outstanding option to purchase Anchor common stock into the right to acquire on the same terms and conditions a number of shares of IGT common stock based on the merger exchange ratio. The merger is subject to the approval of both companies' shareholders and certain regulatory approvals, including gaming regulatory approvals and Hart-Scott-Rodino antitrust pre-clearance.

Anchor is a diversified technology company with operations around the world. Anchor operates in three complementary business segments: gaming machines, gaming operations and gaming systems. The gaming machine segment focuses on the development and placement of unique proprietary games. The gaming operations segment operates a Native American casino in San Diego and two casinos in Colorado, and manages gaming machine routes in Nevada. The gaming systems segment provides equipment and related services to on-line lotteries, video lotteries, and pari-mutuel organizations. IGT and Anchor have been working together since 1996 as joint venture partners. The proposed combination will permit the companies to work more closely together to develop new games and use their complementary resources to benefit casinos and casino customers. In addition, Anchor has attractive businesses that IGT is not currently in, most notably the lottery business. The companies believe that their combined resources will make them a more effective competitor in these businesses.

The transaction will be accounted for as a purchase under the newly issued SFAS 141, Business Combinations. The transaction will be a stock for stock exchange subject to a collar mechanism and IGT will assume indebtedness of approximately $366.7 million. Under the terms of the collar contained in the merger agreement, each share of Anchor common stock will be converted into one share of IGT common stock subject to a collar from $50.00 to $75.00 per share. If IGT's share value exceeds $75.00, IGT will have the right to terminate the merger agreement, subject to Anchor's right to elect to accept a lower exchange ratio. If IGT's share value is less than $50.00, Anchor will have the right to terminate the merger agreement, subject to IGT's right to provide a higher exchange ratio. Share value means the average closing stock price for IGT's common stock as reported on the New York Stock Exchange during the 20 consecutive trading days ending on the third business day preceding the date of Anchor's shareholder meeting to vote on the merger, so long as the closing date occurs within five business days of the Anchor shareholder meeting or, if the closing date is more than five business days after the Anchor shareholder meeting, the date that is the third business day preceding the closing date.

At the close of this transaction, Thomas J. Mathews will join IGT as its Chief Operating Officer, as well as continuing as President and Chief Executive Officer of Anchor. Upon the completion of the merger, Mr. Mathews will be one of two new directors added to the IGT Board of Directors.

We filed a registration statement, as amended on November 13, 2001, on Form S-4 to register with the SEC the IGT common stock that we will issue to the Anchor stockholders in the merger. The business combination is expected to be completed prior to January 31, 2002 conditioned upon regulatory approvals, shareholder approvals and satisfaction of other customary closing conditions.

Notes to Consolidated Financial Statements

Tennecom

In September 2001, IGT completed the purchase of the assets of Tennecom Gaming Solutions, LLC (Tennecom), a maker of casino table game tracking software. Tennecom created an information system consisting of a Player Tracking and Table Games Information System, Table Inventory Tracking and Casino Management System.

Silicon

In March 2001, we completed the purchase of Silicon. Silicon, previously headquartered in Palo Alto, California, designed and manufactured innovative wagering products and held a library of game applications. The purchase method of accounting for business combinations was applied to this acquisition. The purchase price of $34.0 million was allocated to cash of $2.8 million and net assets of $31.2 million based on the estimated fair values of tangible and intangible assets and liabilities at the date of acquisition. There was no excess purchase price over the net assets acquired. The acquisition was funded with cash on hand. Subsequent to the acquisition in fiscal 2001, we paid off Silicon's long-term debt of $13.4 million. Results of Silicon subsequent to the closing of the acquisition are included in our results of operations. Intangible assets acquired from Silicon consist primarily of patent rights valued at $35.0 million to be amortized over their useful lives of 15 to 17 years.

Sodak

In September 1999, we completed the purchase of Sodak, a South Dakota-based distributor of casino gaming products and software systems to Native American casinos and gaming operators in the US. The purchase method of accounting for business combinations was applied to the Sodak acquisition. Accordingly, the aggregate purchase price of $198.9 million was allocated to net assets of $87.0 million based on the estimated fair values of the tangible assets and liabilities at the date of acquisition. The Miss Marquette riverboat, with its associated real property and assets, was classified as an asset held for sale in the purchase price and net assets of the Sodak acquisition. It was subsequently sold for $43.0 million. The excess of the purchase price over the net assets acquired totaled $111.9 million. This acquisition was funded primarily by the issuance of Senior Notes in May 1999. Results of Sodak since the closing of the acquisition have been included in our results of operations.

The following unaudited pro forma financial information is presented as if the Sodak acquisition had been made at the beginning of fiscal 1999:

(Dollars in thousands, except per share amounts)	October 2, 1999
Total revenues	$ 887,881
Income before extraordinary item	65,698
Net income	62,444
Earnings per share:	
Basic	$ 0.63
Diluted	$ 0.62

Access

In June 1999, we made an investment in Access Systems Pty., Limited (Access) of Sydney, Australia. During the latter half of fiscal 1999 and the first quarter of fiscal 2000, we owned a minority interest in Access. We also held options to purchase additional shares and notes convertible into capital stock of Access. We used the equity method of accounting for this investment. In December 1999, notes receivable increased by $3.9 million as a result of converting our equity interest in Access to a debt instrument.

Barcrest and Olympic

In March 1998, we purchased Barcrest Limited, a Manchester, England based manufacturer and supplier of gaming related amusement devices, and purchased certain assets of Olympic Amusements Pty. Limited (Olympic), a manufacturer and supplier of electronic gaming machines, gaming systems and other gaming equipment and services to the Australian gaming market. The purchase method of accounting for business combinations was applied to these acquisitions. The aggregate purchase price of $181.8 million was allocated to net assets of $76.5 million based on the estimated fair values of the tangible assets, intangible assets and liabilities at the dates of acquisition. The excess of the purchase price over the net assets acquired totaled $105.3 million. These acquisitions were funded primarily with additional borrowings on our line of credit, as well as long-term borrowings by IGT-Australia. See Note 8 for a further discussion regarding Olympic.

Divestiture

In July 2000, in a move to eliminate duplication within our operations in Japan, we sold Barcrest KK, the Japanese subsidiary of Barcrest, for a gain of $3.2 million ($2.0 million net of tax). The net cash proceeds from the sale were $9.8 million and the net assets disposed of were $6.6 million. The purchaser is a Japanese company engaged in the manufacture, development, and sale of pachinko and pachisuro slot machines.

3 Investment Securities

Available-for-sale investment securities consisted of the following:

	Net Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value
(Dollars in thousands)				
September 29, 2001				
US government obligations	$ 3,000	$ 35	$ –	$ 3,035
Equity securities	11,663	225	(1,838)	10,050
Total investment securities	$14,663	$260	$(1,838)	$13,085
September 30, 2000				
US government obligations	$ 10,010	$ –	$ (122)	$ 9,888
Equity securities	12,397	102	(914)	11,585
Total investment securities	$22,407	$102	$(1,036)	$21,473

At September 29, 2001, the US government obligations had maturity dates ranging from three to 22 months.

Below is a summary of sales of available-for-sale securities for the years ended:

	September 29, 2001	September 30, 2000	October 2, 1999
(Dollars in thousands)			
Proceeds from sales	$13,891	$12,758	$11,957
Gross realized gains	548	1,441	5,852
Gross realized losses	(110)	(403)	(27)
Permanent impairment loss recognized	–	–	(236)

Investments to Fund Liabilities to Jackpot Winners

Held-to-maturity investments to fund liabilities to jackpot winners consisted of the following:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value
(Dollars in thousands)				
September 29, 2001				
US government obligations	$262,955	$32,065	$(2,368)	$292,652
September 30, 2000				
US government obligations	$257,665	$13,584	$(4,006)	$267,243

Federal legislation was passed in October 1998 permitting jackpot winners to receive the discounted value of progressive jackpots won in lieu of annual installments. For jackpots won prior to the effective date of the legislation, the winner was able to make this election after July 1, 1999. Upon a winner's election after July 1, 1999, investments held by IGT to fund the winner's liability were sold to settle the liability. The offer for these past winners to elect a single cash payment has now expired and we do not anticipate additional sales of these held-to-maturity investments.

Since all proceeds from the sale of these securities were paid to jackpot winners, the net realized gain was offset by an equal loss on the settlement of winner liabilities. Below is a summary of sales of these securities for the years ended:

	September 29, 2001	September 30, 2000	October 2, 1999
(Dollars in thousands)			
Proceeds from sales	$ –	$3,020	$154,146
Gross realized gains	–	99	5,682
Gross realized losses	–	(10)	(2,025)

Notes and Contracts Receivable

IGT grants customers extended payment terms under contracts of sale. These contracts are generally for terms of one to five years, with interest recognized at prevailing rates, and are secured by the related equipment sold.

The following table represents the estimated future collections of notes and contracts receivable, net of allowances, at September 29, 2001:

Fiscal Year	Estimated Receipts
(Dollars in thousands)	
2002	$62,977
2003	62,759
2004	13,446
2005	1,278
2006	1,072
Thereafter	12,051
	$153,583

At September 29, 2001 and September 30, 2000, the following allowances for doubtful notes and contracts were netted against current and long-term maturities:

	September 29, 2001	September 30, 2000
(Dollars in thousands)		
Current	$15,480	$14,607
Long-term	11,461	3,426
	$26,941	$18,033

In September 1993, we sold our equity ownership interest in CMS-International (CMS) to Summit Casinos-Nevada, Inc., whose owners included senior management of CMS. CMS was restructured in November 1999, at which time we purchased the notes from the lender and restructured the terms with the new owners. The revised notes call for monthly payments of principal and interest with a maturity date of December 31, 2008. The notes remain collateralized by the respective casino properties. At September 29, 2001, the outstanding balances of these notes totaled $13.4 million.

Occasionally, IGT has provided loans, other than for gaming equipment, to customers. With the acquisition of Sodak and the restructuring of CMS, our portfolio of this type of loan has increased. Included in total notes and contracts receivable were loans of $80.9 million at September 29, 2001 and $49.4 million at September 30, 2000. Allowances for doubtful loans were $5.7 million at September 29, 2001, and $60,000 at September 30, 2000. These loans are generally for terms of one to ten years with interest at prevailing rates.

Concentrations of Credit Risk 6

The financial instruments that potentially subject us to concentrations of credit risk consist principally of cash and cash-equivalents and accounts, contracts, and notes receivable. At September 29, 2001, we had bank deposits in excess of insured limits of approximately $44.9 million.

Our revenues and resulting receivables are concentrated in specific legalized gaming regions. We also distribute a portion of our products through third party distributors resulting in significant distributor receivables. We did not have sales to a single customer that exceeded 10% of revenues during fiscal 2001, 2000 or 1999. Accounts, contracts, and notes receivable by region as a percentage of total receivables at September 29, 2001 were as follows:

Domestic Region	
Native American casinos	38%
Nevada	24%
Riverboats (greater Mississippi River area)	6%
Atlantic City (distributor and other)	6%
Other US regions (individually less than 3%)	10%
Total domestic	84%
International Region	
Europe	5%
Latin America	5%
Australia	4%
Other international	2%
Total international	16%
Total	100%

Intangible Assets 7

Intangible assets consisted of the following:

(Dollars in thousands)	September 29, 2001	September 30, 2000
Intellectual property	$ 42,636	$ 1,650
Excess of cost over net assets acquired	148,609	148,631
	191,245	150,281
Less accumulated amortization	(11,611)	(6,543)
	$179,634	$ 143,738

Intangible assets increased in fiscal 2001 primarily related to patents acquired from Silicon valued at $35.0 million (See Note 2). Other current-year additions included purchased patents in the amount of $3.3 million, including $2.9 million for table game player-tracking software acquired from Tennecom, as well as $2.7 million in capitalized patent application costs.

8 Impairment of Assets and Restructuring Costs

IGT – Australia

Acquisition of Olympic

As discussed in Note 2, IGT-Australia acquired the assets of Olympic in March 1998. The acquisition price was $110.5 million. The goal of the Olympic acquisition was to make our Australian operation a stronger and more efficient competitor in the Australian marketplace and enhance our profitability through the integration of our Australian operation and that of Olympic.

The Olympic purchase price was allocated to net tangible assets of $8.4 million, identifiable intangibles of $40.2 million, and $61.9 million to excess of cost over net assets acquired or goodwill. Net tangible assets were comprised of accounts receivable, raw materials, and manufacturing machinery and equipment, offset by accrued liabilities. The identifiable intangible assets represented intellectual property consisting of technology, designs, know-how, patents, trademarks, brand names, and copyrights.

Due to events and difficulties we experienced related to the acquisition of Olympic, as described below, we recorded an impairment charge of $86.8 million in the fourth quarter of fiscal 1999.

Operational and Other Issues Encountered after Acquisition

After the acquisition, several unforeseen events negatively impacted our Australian operations and resulted in financial results much below those anticipated. Factors contributing to the unfavorable financial results included failure of the planned integration of our existing operations and those of Olympic, changes in our Australian management, adverse changes in the regulatory environment, product performance issues, and new competition. As discussed below, we experienced problems following the acquisition in March 1998 through September 1999. In the fourth quarter of fiscal 1999, management made the decision to abandon the Olympic product line and determined there was no current or future benefit in the identifiable assets acquired from Olympic. Impairment charges were recorded at that time.

In May 1998, the workers at the Olympic manufacturing facility in Melbourne went on strike. We were forced to combine manufacturing for both IGT and Olympic products in the existing Sydney plant much sooner than anticipated in the original integration plan. Additionally, several key staff of Olympic declined to relocate to Sydney. As a result, we experienced severe difficulty processing orders, manufacturing machines, and servicing customers.

Australian management began focusing on the day-to-day product issues and the overall integration plans were not the priority. In June 1998, IGT-Australia's Managing Director, who played a key role in the acquisition, resigned. Turnover at this level of management hampered the execution of the integration plan and adversely affected the performance of the acquired operations.

In October 1998, new Australian regulations required that the approval process for new gaming machines and products use self-testing followed by a final review by regulators assigned to the individual gaming suppliers. When IGT and Olympic combined, we were given one regulatory approval channel instead of maintaining the two that the companies had before the acquisition. The implementation of the new self-testing processes combined with the decrease in regulatory resources resulted in delays in product approval, slowed the release of new products and adversely affected sales. In addition, we identified performance issues with the acquired product line. Olympic had developed two gaming machine platforms, the OA2 and the OA3, along with the Sentinel gaming system product. The OA2 machine hardware and operating system and the OA3 base platform were unstable, resulting in customer complaints and costly retrofits. The Sentinel product had technical problems that would have required additional investments to resolve. In March 1999, IGT-Australia's second Managing Director along with IGT-Australia's Sales Director resigned. Competitors capitalized on our performance problems during this period and increased sales while our sales declined.

We continued to experience turnover in key positions when the Operations Manager resigned in the third quarter of 1999 and IGT-Australia's Game Development Manager, Marketing Director, and Business Development Director resigned during the fourth quarter of 1999. Although IGT-Australia's newest Managing Director had developed a revised business plan and implemented positive changes in the sales department, these improvements were not enough to overcome the problems that had developed from the time of the acquisition through the end of September 1999. Also in the fourth quarter of fiscal 1999, IGT management made the decision to abandon the OA2, OA3, and the Sentinel products acquired. We did not realize any benefit from what we thought would be complimentary products. The financial results during fiscal 1999 did not meet our expectations and our market share in Australia following the acquisition had declined instead of increased.

Development of Restructuring Plan and Recognition of Impairment

In the fourth quarter of fiscal 1999, management considered the available facts in determining a go-forward strategy for IGT-Australia. Given the unfavorable operating results, poor product performance, loss of customer confidence and market share, personnel turnover and changes in the regulatory operating environment in Australia, we believed we would not attain our original acquisition goals. Management concluded that it was in our best interest as a global gaming supplier to continue pursuing the Australian market and develop a comprehensive restructuring plan with several strategic initiatives aimed at stabilizing the Australian operations, reducing the overall complexity of the business and improving its operating performance. In connection with this plan, restructuring costs of $6.0 million were recognized in the fourth quarter of fiscal 1999, comprised of $4.0 million for inventory obsolescence and $2.0 million for asset and facility redundancy costs. During fiscal 2000, we recorded additional restructuring charges of $1.9 million related to the elimination of certain administrative and manufacturing positions in Australia. As of September 30, 2000, 130 positions were eliminated resulting in payments of $2.3 million. Other restructuring costs of $1.1 million were paid during fiscal 2000.

During the fourth quarter of 1999, due to the events and circumstances that had occurred since the acquisition of Olympic described above, we prepared a financial analysis to determine if, and to what extent, the identifiable intangible assets and goodwill recorded in connection with the acquisition of Olympic were impaired. In accordance with SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," we estimated the projected future cash flows of the business based on reasonable and supportable assumptions and projections. This financial analysis indicated the expected discounted and undiscounted future cash flows were less than the carrying amounts of the intangible assets and goodwill, and the assets were fully impaired. These intangible assets held no remaining value and did not provide any future potential benefit.

The eventual success of the restructuring plan hinged on our ability to develop a simplified product plan incorporating hardware designs and software platforms not yet developed and a suite of games utilizing the new platform. Given our experiences with the pace of regulatory approval, there was uncertainty as to the actual time frame required to implement this initiative. Market acceptance of the reduced product set and player acceptance of the new games would be equally important. The plan included producing machines for the Australia market in the United States in order to achieve cost improvements. This would also require regulatory approval, which was again a significant uncertainty. Finally, the significant changes in management created an uncertainty whether these strategic initiatives could be successfully implemented.

Given the financial analysis, consideration of the risks and uncertainties of the restructuring plan along with the abandonment of all Olympic product lines, software, trademarks and brand names, we determined the total unamortized balance of intangible assets including intellectual property and goodwill was fully impaired. In accordance with SFAS 121, we recorded an impairment charge of $86.8 million in the fourth quarter of fiscal 1999.

IGT – Brazil

In the fourth quarter of fiscal 1999, the government in Brazil rescinded the law allowing gaming devices in bingo halls throughout this market. At that time, we recorded impairment charges of $5.3 million relating to our assessment of the recoverability of our inventories and receivables in Brazil. We received payments of $1.1 million in fiscal 2001 and $1.9 million in fiscal 2000 for receivables and inventories previously considered fully impaired.

Notes Payable 9

Notes payable consisted of the following:

(Dollars in thousands)	September 29, 2001	September 30, 2000
Senior notes, net of unamortized discount	$ 984,742	$ 991,507
Credit facilities	5,023	4,621
Total	989,765	996,128
Less current maturities	(5,023)	(4,621)
Long-term notes payable, net of current maturities	$ 984,742	$ 991,507

The following table represents the future fiscal year principal payments of our notes payable at September 29, 2001:

Fiscal Year	Principal Payments
(Dollars in thousands)	
2002	$ 5,023
2003	–
2004	400,000
2005	–
2006	–
2007 and after	592,000
Total principal payments	997,023
Less unamortized discount	(7,258)
Net notes payable	$ 989,765

Senior Notes

In May 1999, we completed the private placement of $1.0 billion in aggregate principal amount of Senior Notes pursuant to rule 144A under the Securities Act of 1933. The Senior Notes were issued in two tranches: $400 million aggregate principal amount of 7.875% Senior Notes, due May 15, 2004, priced at 99.053%; and $600 million aggregate principal amount of 8.375% Senior Notes, due May 15, 2009, priced at 98.974%. In August 1999, we exchanged all outstanding Senior Notes for identical registered notes. A portion of the proceeds was used to redeem previously outstanding 7.84% Senior Notes due 2004, which resulted in a prepayment penalty of $3.3 million (net of tax) reflected as an extraordinary item in fiscal 1999. Additionally, we repaid outstanding borrowings under both our US and Australian credit facilities. The remaining net proceeds from the offering were used to fund our acquisition of Sodak, working capital, and share repurchases. This bond indenture contains a number of covenants that restrict IGT's ability to incur indebtedness, create or incur liens on our assets, or enter into sale/leaseback transactions. At September 29, 2001, we were in compliance with all applicable covenants.

Credit Facilities

Our domestic and foreign borrowing facilities totaled $275.0 million at September 29, 2001. Of this amount, $5.0 million was drawn with an average interest rate of 1.06%, $6.6 million was reserved for letters of credit and the remaining $263.4 million was available for future borrowings. We are required to comply with certain covenants contained in these agreements, which, among other things, limit financial commitments we may make without the written consent of the lenders and require the maintenance of certain financial ratios. At September 29, 2001, we were in compliance with all applicable covenants.

Commitments 10

We lease certain of our facilities and equipment under various agreements for periods through the year 2007. The following table shows the future minimum rental payments required under these operating leases that have initial or remaining non-cancelable lease terms in excess of one year as of September 29, 2001. Certain of the facility leases provide that we pay utilities, maintenance, property taxes, and certain other operating expenses applicable to the leased property, including liability and property damage insurance.

Fiscal Year	Operating Leases
(Dollars in thousands)	
2002	$ 7,417
2003	5,310
2004	3,232
2005	1,848
2006	938
2007 and after	259
Total minimum payments	$19,004

The lease term for our previous manufacturing facility in Reno, Nevada extends through February 2003 and the related payments are included in the schedule above. At September 29, 2001, we had approximately one-third of this facility sublet to third parties, calling for future receipts of $1.3 million. We previously accrued for the total lease payments, net of anticipated sublease receipts. During fiscal 2001, we began using a portion of this previously abandoned facility for service operations overflow. Costs incurred related to our usage were included in operating expenses.

In March 2001, we acquired Silicon's Palo Alto facility lease and sublease agreements with terms that extend through November 30, 2005 and related payments are included in the schedule above. The fair value of these agreements was a net asset of $2.0 million at September 29, 2001. The sublease agreement calls for future receipts of $3.2 million.

Our total rental expense was approximately $5.4 million for fiscal 2001, $5.9 million for fiscal 2000, and $6.0 million for fiscal 1999.

Jackpot Liabilities 11

IGT receives a percentage of the amounts wagered or fees for machine rental and service from the linked WAP systems to fund the related jackpot payments. Winners may elect to receive a single payment of the discounted value of the jackpot won or annual installments. Equal annual installments are paid over 20 to 26 years without interest. The following schedule sets forth the future gross payments due to jackpot winners under these systems at September 29, 2001:

Fiscal Year	Payments
(Dollars in thousands)	
2002	$ 32,197
2003	29,243
2004	29,115
2005	29,115
2006	29,115
2007 and after	263,670
	$412,455

Jackpot liabilities include discounted payments due to winners for jackpots previously won, as well as amounts accrued for the cost of funding jackpots not yet won that are contractual obligations of IGT. Jackpot liabilities consist of the following:

	September 29, 2001	September 30, 2000
(Dollars in thousands)		
Gross payments due to jackpot winners	$412,455	$412,653
Unamortized discount on payments to jackpot winners	(144,944)	(151,472)
Accrual for jackpots not yet won	76,055	62,746
Total jackpot liabilities	343,566	323,927
Less current liabilities	(85,109)	(55,942)
Long-term jackpot liabilities	$258,457	$267,985

We amortize the discounts on the jackpot liabilities to interest expense. During fiscal 2001, we recorded interest expense on jackpot liabilities of $17.1 million, $17.3 million in fiscal 2000, and $25.9 million in fiscal 1999. We were required to maintain cash and investments relating to systems liabilities totaling $42.2 million at September 29, 2001 and $38.8 million at September 30, 2000.

Financial Instruments 12

In the first quarter of fiscal 2001, IGT adopted SFAS 133, Accounting for Derivatives and Hedging Activities. SFAS 133 requires that an entity recognize all derivatives as either assets or liabilities on the balance sheet and measure those instruments at fair value. The accounting for changes in fair value of a derivative depends on the intended use of the derivative and the resulting designation.

IGT uses derivative financial instruments for the purpose of reducing its exposure to adverse fluctuations in foreign exchange rates. While these hedging instruments are subject to fluctuations in value, such fluctuations are generally offset by the value of the underlying exposures being hedged. IGT is not a party to leveraged derivatives and does not hold or issue financial instruments for speculative purposes.

Foreign Currency Management

We routinely use forward exchange contracts to hedge our net exposures, by currency, related to the monetary assets and liabilities of our operations denominated in non-functional currency. The primary business objective of this hedging program is to minimize the gains and losses resulting from exchange rate changes. In the current fiscal year, these forward exchange contracts were not designated as hedging instruments under SFAS 133 and gains/losses were recognized in current earnings. We had forward contracts totaling $40.5 million and $63.5 million at the end of fiscal 2001 and 2000 to hedge currency exposures of $44.6 million and $58.0 million. In addition, from time to time, we may enter into forward exchange contracts to establish with certainty the US dollar amount of future firm commitments denominated in a foreign currency. There were no firm commitment hedges at the end of the current or prior year periods.

Interest Rate Management

During fiscal 1999, we effectively converted variable rate debt in Australia to fixed rate debt using an interest rate swap agreement with three counterparties. These swaps were required under our Australian facility agreement and had quarterly interest settlement dates. In conjunction with the payoff and closure of this Australian facility agreement in May 1999, these swaps were settled with no gain/loss recorded.

Other Off-Balance Sheet Instruments

In the normal course of business, IGT is a party to financial instruments with off-balance sheet risk such as performance bonds and other guarantees, which are not reflected in the accompanying balance sheets. We had performance bonds outstanding that related to our operation of two lottery systems and a gaming machine route totaling $2.1 million at September 29, 2001 and $2.2 million at September 30, 2000. IGT is liable to reimburse the bond issuer in the event the bond is exercised as a result of our non-performance. We had outstanding letters of credit, issued under our line of credit (see Note 9), totaling $6.6 million at September 29, 2001 and $2.8 million at September 30, 2000, which were issued to insure payment by IGT to certain vendors and governmental agencies. We do not expect any material losses to result from these off-balance-sheet instruments.

The following table presents the carrying amount and estimated fair value of IGT's financial instruments:

	September 29, 2001		September 30, 2000	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
(Dollars in thousands)				
Assets				
Cash and cash equivalents	$364,234	$ 364,234	$244,907	$244,907
Investment securities	13,085	13,085	21,473	21,473
Notes and contracts receivable	153,583	139,456	153,208	139,086
Investments to fund jackpot payments	262,955	292,652	257,665	267,243
Liabilities				
Jackpot liabilities	343,566	373,264	323,927	333,505
Notes payable obligations	989,765	1,009,034	996,128	981,141
Foreign currency contracts	40,536	40,536	63,467	61,481

The carrying value of cash and cash equivalents approximates fair value because of the short-term maturity of those instruments. The estimated fair value of investment securities and investments to fund jackpot payments are based on quoted market prices. The fair value of our notes and contracts receivable is estimated by discounting the future cash flows using interest rates determined by management to reflect the credit risk and remaining maturities of the related notes and contracts. The estimated fair value of jackpot liabilities is based on quoted market prices of investments that will be used to fund these liabilities. The estimated fair value of the registered Senior Notes is based on quoted market prices. The carrying value of the credit facilities included in notes payable approximates fair value. The estimated fair value of foreign currency contracts is based on quoted market prices for an instrument with similar terms. With the adoption of SFAS 133 in fiscal 2001, all foreign currency derivatives are now recorded at fair value on the balance sheet.

13 Earnings Per Share

The following table shows the reconciliation of basic earnings per share (EPS) to diluted EPS for income before extraordinary item as of and for the years ended:

(Amounts in thousands, except per share amounts)	September 29, 2001	September 30, 2000	October 2, 1999
Income before extraordinary item	$213,935	$156,792	$ 65,312
Weighted average common shares outstanding	73,851	76,586	99,461
Dilutive effect of stock options outstanding	2,674	1,643	777
Weighted average common and potential shares outstanding	76,525	78,229	100,238
Basic earnings per share	$ 2.90	$ 2.05	$ 0.65
Diluted earnings per share	$ 2.80	$ 2.00	$ 0.65
Number of common shares excluded from diluted EPS because option exercise price was greater than average market price	91	358	1,300

Stock Repurchase Plan

Our Board of Directors originally authorized IGT's stock repurchase plan in October 1990. As of November 16, 2001, the remaining share repurchase authorization, as amended, totaled 8.2 million additional shares. During fiscal 2001, we repurchased 2.5 million shares for an aggregate purchase price of $100.7 million. During fiscal 2000, we repurchased 15.7 million shares for an aggregate purchase price of $318.5 million, including 11.0 million shares at $21 per share pursuant to an issuer-tender offer. During fiscal 1999, we repurchased 21.8 million shares for an aggregate purchase price of $361.4 million.

14 Contingencies

IGT has been named in and has brought lawsuits in the normal course of business. We do not expect the outcome of these suits, including the lawsuits described below, to have a material adverse effect on our financial position or results of future operations.

Poulos

Along with a number of other public gaming corporations, IGT is a defendant in three class action lawsuits: one filed in the United States District Court of Nevada, Southern Division, entitled Larry Schreier v. Caesars World, Inc., et al., and two filed in the United States District Court of Florida, Orlando Division, entitled Poulos v. Caesars World, Inc., et al. and Ahern v. Caesars World, Inc., et al., which have been consolidated into a single action. The Court granted the defendants' motion to transfer venue of the consolidated action to Las Vegas. The actions allege that the defendants have engaged in fraudulent and misleading conduct by inducing people to play video poker machines and electronic slot machines, based on false beliefs concerning how the machines operate and the extent to which there is an opportunity to win on a given play. The amended complaint alleges that the defendants' acts constitute violations of the Racketeer Influenced and Corrupt Organizations Act, and also give rise to claims for common law fraud and unjust enrichment, and seeks compensatory, special, consequential, incidental and punitive damages of several billion dollars. In December 1997, the Court denied the motions that would have dismissed the Consolidated Amended Complaint or that would have stayed the action pending Nevada gaming regulatory action. The defendants filed their consolidated answer to the Consolidated Amended Complaint on February 11, 1998. On November 15, 2001, in Las Vegas, Nevada, United States District Court Judge Ezra heard oral arguments regarding the issue of certification of the plaintiff class. A decision on whether the case can proceed as a class action is expected in early 2002.

WMS

Under a resolution of matters reached in December 1999, all previously initiated lawsuits involving the infringement of our Telnaes patent by WMS Gaming, Inc. (WMS) were dismissed. WMS agreed to refrain from making, using, selling or offering for sale any machine that infringes the Telnaes patent until February 24, 2002 when the Telnaes patent expires. IGT received $27.0 million in the settlement that was included in other income in fiscal 2000, as well as $1.7 million in fees related to certain WMS operations previously conducted under license from IGT.

Acres

In February 1999, the Spin for Cash Wide Area Progressive Joint Venture (Joint Venture), to which IGT and Anchor are partners, and Anchor filed an action in US District Court, District of Nevada against Acres Gaming, Inc. (Acres). IGT is not a party to this action. The complaint alleges, among other things, infringement of certain secondary event patents owned by Anchor and licensed to the Joint Venture. In April 1999, Acres responded by filing an answer and counterclaim against the Joint Venture and Anchor. In addition, in April 1999, Acres filed an action in Oregon state circuit court against the Joint Venture and Anchor alleging wrongful use of Acres' intellectual property. The Oregon state circuit court action has been removed to the US District Court, District of Oregon, and has been stayed pending the outcome of the Nevada actions. Motions for summary judgment have been filed by the parties.

Collins

In 1994, a lawsuit was filed in South Carolina against IGT by Collins Music Co. (Collins), a distributor for IGT in South Carolina. In the action Collins alleged that IGT agreed, but subsequently failed, to renew a Distributorship Agreement with Collins. Collins also alleged that equipment sold to it was not the latest IGT product available to the marketplace. IGT counterclaimed for the unpaid invoices for machines delivered to Collins, for violations of the South Carolina Unfair Trade Practices Act, for breach of the Distributorship Agreement accompanied by fraudulent acts and denied all the other allegations. The jury trial in this matter began on July 23, 2001. On August 2, 2001, the jury found that IGT breached its agreement with Collins and awarded Collins $15.0 million in compensatory damages. IGT filed motions for post-trial relief that were denied by the trial court. Thereafter, IGT will file a Notice of Appeal and anticipates that the appellate court will order a new trial.

Kraft

On July 18, 2001, an individual, Mary Kraft, filed a complaint in the Wayne County Circuit Court in Detroit, Michigan, against IGT, Anchor and the three operators of casinos in Detroit, Michigan. IGT was never served with the complaint and was voluntarily dismissed from the litigation on July 27, 2001. On September 26, 2001, International Game Technology filed a motion to intervene as a party defendant, which was granted on October 26, 2001. The plaintiff claims the bonus wheel feature of the *Wheel of Fortune®* and *I Dream of Jeannie™* slot machines, which are manufactured, designed and programmed by IGT and/or Anchor, are deceptive and misleading. Specifically, plaintiff alleges that the bonus wheels on these games do not randomly land on a given dollar amount but are programmed to provide a predetermined frequency of payouts. The complaint alleges violations of the Michigan Consumer Protection Act, common law fraud and unjust enrichment and asks for unspecified compensatory and punitive damages, disgorgement of profits, injunctive and other equitable relief, and costs and attorney's fees. The plaintiff seeks to certify a class of any individual in Michigan who has played either of these games since June of 1999. The Michigan Gaming Control Board, the administrative agency responsible for policing the Detroit casinos, approved the machines and their programs for use.

15 Income Taxes

SFAS No. 109 requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred income taxes reflect the net tax effects of (a) temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, and (b) operating loss and tax credit carry forwards. We determine the net current and noncurrent deferred tax assets or liabilities separately for federal, state, and foreign jurisdictions.

The effective income tax rates differ from the statutory US federal income tax rates as follows for the years ended:

	September 29, 2001		September 30, 2000		October 2, 1999	
(Dollars in thousands)	Amount	Rate	Amount	Rate	Amount	Rate
Taxes at federal statutory rate	$118,815	35.0%	$85,745	35.0%	$35,488	35.0%
Foreign subsidiaries tax	3,615	1.1	2,410	0.9	3,657	3.6
State income tax, net	5,307	1.5	5,109	2.3	2,670	2.6
Research and development credits	(3,167)	(0.9)	(750)	(0.3)	(2,192)	(2.2)
Valuation allowance, foreign subsidiaries	2,769	0.8	2,063	0.7	6,067	6.0
Expiration of tax contingencies	–	–	(850)	(0.3)	(5,344)	(5.3)
Adjustment to estimated income tax accruals	–	–	(3,010)	(1.2)	(3,306)	(3.3)
Other, net	(1,802)	(0.5)	(2,522)	(1.1)	(959)	(0.8)
Provision for income taxes	$125,537	37.0%	$88,195	36.0%	$36,081	35.6%

Components of our provision for income taxes were as follows for the years ended:

(Dollars in thousands)	September 29, 2001	September 30, 2000	October 2, 1999
Current			
Federal	$ 127,611	$ 80,893	$ (11,602)
State	8,652	5,645	358
Foreign	4,698	4,478	9,118
Total current	140,961	91,016	(2,126)
Deferred			
Federal	(14,162)	(2,270)	30,761
State	(1,631)	222	1,566
Foreign	369	(773)	5,880
Total deferred	(15,424)	(2,821)	38,207
Provision for income taxes	$125,537	$ 88,195	$ 36,081

Significant components of our deferred tax assets and liabilities are detailed in the table below. Our valuation allowance relates to uncertainty of realization on deferred tax assets in IGT-Australia and IGT-Japan.

(Dollars in thousands)	September 29, 2001	September 30, 2000
Current deferred tax assets		
Reserves not currently deductible	$ 20,267	$ 22,228
Unrealized loss on currency translation adjustments	5,408	4,582
Foreign subsidiaries	138	652
Unrealized loss on investment securities	552	327
Other	3,688	1,297
Net current deferred tax assets	30,053	29,086
Non-current deferred tax assets		
Reserves not currently deductible	–	566
Reserves for proprietary gaming	95,639	69,869
Foreign subsidiaries	11,182	8,268
State income taxes	6,563	4,932
Goodwill and other intangibles	25,766	28,020
Net operating loss carry forwards	9,801	–
Other	2,276	1,246
Non-current deferred tax liabilities		
Difference between book and tax basis of property	(4,950)	(4,036)
Other	(1,650)	(3,065)
Total net non-current deferred tax assets	144,627	105,800
Valuation allowance	(10,899)	(8,130)
Net non-current deferred tax assets	133,728	97,670
Net deferred tax assets	$163,781	$126,756

Other Comprehensive Income (Loss) 16.

The components of IGT's other comprehensive loss are as follows:

(Dollars in thousands)	Before-Tax Amount	Tax (Expense) or Benefit	Net-of-Tax Amount
Year ended September 29, 2001			
Unrealized holding gains (losses) arising during period	$ (205)	$ 72	$ (133)
Reclassification adjustment to net income	(438)	153	(285)
Net unrealized gains (losses)	(643)	225	(418)
Foreign currency translation adjustments	520	(182)	338
Other comprehensive income (loss)	$ (123)	$ 43	$ (80)
Year ended September 30, 2000			
Unrealized holding gains (losses) arising during period	$ 1,651	$ (578)	$ 1,073
Reclassification adjustment to net income	(1,038)	364	(674)
Net unrealized gains (losses)	613	(214)	399
Foreign currency translation adjustments	(1,900)	665	(1,235)
Other comprehensive income (loss)	$ (1,287)	$ 451	$ (836)
Year ended October 2, 1999			
Unrealized holding gains (losses) arising during period	$ 1,989	$ (696)	$ 1,293
Reclassification adjustment to net income	(5,589)	1,956	(3,633)
Net unrealized gains (losses)	(3,600)	1,260	(2,340)
Foreign currency translation adjustments	897	(314)	583
Other comprehensive income (loss)	$ (2,703)	$ 946	$ (1,757)

The components of our accumulated other comprehensive loss are as follows:

(Dollars in thousands)	Unrealized Gains (Losses) on Securities	Foreign Currency Translation	Accumulated Other Comprehensive Loss
Balance at October 2, 1999	$(1,006)	$(7,971)	$(8,977)
Current-period change	399	(1,235)	(836)
Balance at September 30, 2000	(607)	(9,206)	(9,813)
Current-period change	(418)	338	(80)
Balance at September 29, 2001	$(1,025)	$(8,868)	$(9,893)

Employee Benefit Plans 17.

Employee Incentive Plans

IGT provides the following employee incentive plans: profit sharing and 401(k) plan, cash sharing, management bonus, and non-qualified deferred compensation. Total annual contributions from operating profits for all plans were $63.9 million in fiscal 2001, $38.6 million in fiscal 2000 and $27.1 million in fiscal 1999.

The profit sharing and 401(k) plan was adopted for IGT employees working in the US. IGT matches 75% of an employee's contributions up to $1,000. This allows for maximum annual company matching contributions of $750 to each employee's account. Participants are 100% vested in their contributions and IGT's matching contributions. Additionally, we share a portion of our profits with eligible employees. These profit-sharing contributions vest over a seven-year period of employment. Cash sharing is distributed semi-annually in May and November to all eligible employees. Management bonuses are paid out annually to key employees throughout IGT.

IGT implemented a non-qualified deferred compensation plan in September 1999. This Plan provides an unfunded incentive compensation arrangement for eligible management and highly compensated employees. Participants may elect to defer up to 50% of their annual base salary, 50% of cash sharing, 50% of discretionary management bonus and 50% of commissions with a minimum deferral of $2,000. Distributions can be paid out as short-term payments or at retirement. Retirement benefits can be paid out as a lump sum or in annual installments over a term of up to 15 years.

Stock-Based Compensation Plans

IGT has three stock-based compensation plans, which are described below.

Employee Stock Purchase Plan

In 1987, IGT adopted a Qualified Employee Stock Purchase Plan. Under this Plan, each eligible employee may be granted an option to purchase a specific number of shares of IGT's common stock. The term of each option is 12 months, and the exercise date is the last day of the option period. Employees who have completed 90 days of service with IGT are eligible. In March 1999, the shareholders approved an amendment to the Plan to allow highly compensated employees to participate in the Plan. Employees who are 5% or more shareholders and employees of certain subsidiaries are excluded. An aggregate of 2.4 million shares may be made available under this plan. Employees may participate in this plan through payroll deductions up to a maximum of 10% of their base pay. The option price is equal to 85% of the fair market value of the common stock on the date of grant or on the date of exercise, which ever is less. At September 29, 2001, there were 341,523 shares available under this plan.

In January 2000, 300,000 shares of common stock were made available to the Barcrest Savings Related Share Option Scheme (ShareSave). Eligible employees may sign up for ShareSave each year and must elect a contract that will vest over three, five, or seven years. The option price is equal to 80% of the fair market value of the common stock on the date of grant or on the date of exercise, which ever is less. Employees may contribute up to £3,000 annually. At September 29, 2001 there were 220,958 shares available under this plan.

Restricted Stock Awards

Restricted stock awards of a fixed number of common stock shares at a specified price were issued to participants determined by our Board of Directors as follows:

Fiscal Year	Restricted Shares
1996	600,000
1997	200,000
1998	10,000
1999	50,000
2000	–
2001	–

These awards are subject to vesting over two to five years and other restrictions. Restricted stock awarded to a participant may not be voluntarily or involuntarily sold, assigned, transferred, pledged or encumbered during the restricted period. Restricted stock awards were incorporated into our amended 1993 Stock Option Plan in February 1997. Non-cash compensation expense for restricted stock awards totaled $261,000, $1.2 million, and $1.0 million for fiscal 2001, 2000, and 1999.

Stock Option Plans

In 1981, IGT adopted a Stock Option Plan where non-qualified and incentive stock options may be granted to domestic and foreign employees. Under this Plan, 27.1 million shares were made available for grant. The Plan expired in December 1996. In 1993, IGT adopted an additional Stock Option Plan that permits non-qualified and incentive stock option awards for up to 5.0 million shares, and additional non-qualified stock option awards to non-employee directors for up to 250,000 shares. In March of 1999, shareholders approved an increase in the number of awards permitted under the 1993 plan to 8.5 million shares. Options are granted at fair market value on the date of grant and, except for non-employee director options, typically vest ratably over five years and expire 10 years after the grant. As a result of certain stock option modifications during fiscal 2001, we recognized $1.0 million in non-cash compensation expense.

At September 29, 2001, options to purchase 867,000 shares were available for grant under the plans.

	Number of Shares	Weighted Average Exercise Price
Outstanding at September 30, 1998	5,577,628	$ 16.19
Granted	500,499	$ 17.83
Forfeited or expired	(280,822)	$ 17.57
Exercised	(179,636)	$ 20.09
Outstanding at October 2, 1999	5,617,669	$ 16.43
Granted	456,208	$ 21.98
Forfeited or expired	(236,767)	$ 19.99
Exercised	(718,485)	$ 15.76
Outstanding at September 30, 2000	5,118,625	$ 16.85
Granted	2,431,000	$ 46.14
Forfeited or expired	(65,141)	$ 23.12
Exercised	(2,751,575)	$ 16.08
Outstanding at September 29, 2001	4,732,909	$ 32.27
Options exercisable at:		
September 29, 2001	1,365,361	$ 16.00
September 30, 2000	3,341,790	$ 15.44
October 2, 1999	3,217,047	$ 15.14

The following table summarizes information for stock options outstanding and exercisable at September 29, 2001. This presentation assesses the number and timing of shares that may be issued and the cash that may be received as a result of options exercised:

	Outstanding			Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$10.7500 – $17.6250	1,289,542	4.9	$ 14.51	1,055,342	$14.01
17.6875 – 44.7500	1,232,367	7.5	24.68	304,019	22.14
45.0000 – 46.4500	1,982,000	9.4	45.93	–	–
46.6250 – 64.3200	229,000	9.5	54.96	6,000	55.78
$10.7500 – $64.3200	4,732,909	7.7	$32.37	1,365,361	$16.00

Valuation of Stock-Based Compensation Plans

IGT adopted SFAS No. 123, "Accounting for Stock-Based Compensation" on October 1, 1996. As permitted by SFAS No. 123, IGT continues to apply Accounting Principles Board Opinion No. 25 to its stock-based compensation. Accordingly, we do not recognize compensation expense for the stock option and employee stock purchase plans. SFAS No. 123 requires compensation expense to be measured based on the fair value of the equity instrument awarded.

If compensation expense for IGT's three stock-based compensation plans were determined in accordance with SFAS No. 123, IGT's net income and earnings per share would be reduced to the following pro forma amounts. The fair value for stock-based compensation was estimated at the date of grant using a Black-Scholes option pricing model with the weighted-average assumptions noted at the bottom of the table that follows.

	Years Ended		
	September 29, 2001	September 30, 2000	October 2, 1999
(Amounts in thousands, except earnings per share and assumptions)			
Net income			
As reported	$213,935	$156,792	$62,058
Pro forma	203,947	153,495	57,793
Basic earnings per share			
As reported	$ 2.90	$ 2.05	$ 0.62
Pro forma	2.76	2.00	0.58
Diluted earnings per share			
As reported	$ 2.80	$ 2.00	$ 0.62
Pro forma	2.67	1.96	0.58
Weighted average fair value of options granted during the year	$ 16.74	$ 10.06	$ 7.76
Weighted average fair value of restricted stock awards granted during the year	$ –	$ –	$ 17.82
Weighted-average assumptions:			
Interest rates	4.30%	6.50%	5.50%
Dividend yields	0.00%	0.00%	0.14%
Volatility factors of the expected market price of common stock	.41	.43	.45
Weighted-average expected life of stock options (years)	3.85	4.81	4.59
Expected life of employee stock purchase (years)	1.00	1.00	1.00

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. Option valuation models require the input of highly subjective assumptions including the expected stock price volatility. IGT's employee stock based compensation has characteristics significantly different from those of traded options, and changes in the subjective input assumptions can materially affect the fair value estimate. In our opinion, the existing models do not necessarily provide a reliable single measure of the fair value of IGT's employee stock based compensation.

Related Party Transactions 18.

Joint Ventures

We operate certain proprietary games under joint venture agreements with various gaming or gaming related companies. Activities of these joint ventures include placement of proprietary games and the pursuit of video lottery opportunities. During fiscal 2001 we had three joint ventures of this nature.

The following is a table of our transactions with joint ventures as of and for the years ended:

	September 29, 2001	September 30, 2000	October 2, 1999
(Dollars in thousands)			
Net earnings of unconsolidated affiliates	$142,630	$105,991	$75,556
Asset and expense transfers	40,359	46,516	27,253
Capital contributions	420	–	22,275
Accounts receivable (payable) balance	(139)	5,007	29,700
Largest amount receivable at anytime during the year	16,345	9,615	29,700

The following is summarized financial information from our largest joint venture, the Spin for Cash Wide Area Progressive Joint Venture (Spin for Cash) with Anchor, as of and for the years ended:

(Dollars in thousands)	September 29, 2001	September 30, 2000	October 2, 1999
Revenues	$504,321	$375,379	$ 293,460
Costs and expenses	225,459	168,716	145,572
Operating income	278,862	206,663	147,888
Net income	283,425	211,932	149,958
Current assets	$173,499	$143,461	$ 103,367
Non-current assets	127,282	109,603	96,576
Total assets	$300,781	$253,064	$ 199,943
Current liabilities	$ 50,127	$ 30,736	$ 56,936
Non-current liabilities	102,176	81,575	66,197
Total liabilities	$152,303	$112,311	$ 123,133

Other Related Parties

We also recorded transactions from other related parties. A member of our Board of Directors was a director and officer of the parent company of additional Nevada gaming businesses during fiscal 2000 and 1999. During fiscal 2001 a member of our Board of Directors was a partner in a law firm that we retain as outside counsel. In Iowa, our progressive jackpot systems are administered by a trust that we manage from which net profits are transferred to IGT. During fiscal 2001, we participated in three joint marketing alliances for which we recorded our proportionate share of assets, liabilities, revenues, and expenses. During the first quarter of fiscal 2000 and the latter half of fiscal 1999, we held a minority equity investment in Access that we accounted for under the equity method. Additionally, Barcrest designs games under an expense sharing agreement with its main European distributor. We recorded the following transactions with these related parties as of and for the years ended:

(Dollars in thousands)	September 29, 2001	September 30, 2000	October 2, 1999
Revenues	$ 4,572	$10,289	$20,748
Expenses	83	–	–
Other income (expense)	–	388	(512)
Asset and expense transfers	10,619	317	–
Capital contributions	–	55	3,954
Contracts and accounts receivable balance	3,332	1,067	3,685
Accounts payable balance	4	–	–
Largest amount receivable at any time during the year	4,001	3,728	4,562
Largest amount payable at any time during the year	15	–	–

Business Segments 19

IGT operates principally in two lines of business: the development, manufacturing, marketing and distribution of gaming products, referred to as "Product Sales," and the development, marketing and operation of WAP systems, stand-alone games and gaming equipment leasing, referred to as "Proprietary Gaming." The proprietary gaming segment includes our wholly-owned gaming operations and our unconsolidated joint venture activities reported as earnings of unconsolidated affiliates. Gaming operations and joint venture activities are viewed as a single business segment because the nature of the products in the joint ventures are the same as the products in our wholly-owned gaming operations. The same management group monitors all activities of the proprietary gaming segment. The joint venture is an integral part of our proprietary gaming segment.

Earnings of unconsolidated affiliates are recorded net of expenses using the equity method of accounting. Depreciation and amortization expenses are part of earnings of unconsolidated affiliates reported on our income statement and represent our 50% share of these joint venture expenses. Assets of our unconsolidated affiliates presented below represent our investment in unconsolidated affiliates as recorded on our balance sheet. The additions to long-lived assets for the joint venture activities are recorded on the Spin for Cash financial statements. See Note 18.

The table below presents information of our business segments as of and for the years ended:

	September 29, 2001	September 30, 2000	October 2, 1999
(Dollars in thousands)			
Revenues and			
Earnings of Unconsolidated Affiliates			
Product sales	$ 824,267	$ 603,381	$576,598
Proprietary gaming			
Gaming operations	374,942	295,023	277,508
Unconsolidated affiliates	142,630	105,991	75,556
Total proprietary gaming	517,572	401,014	353,064
Total	1,341,839	1,004,395	929,662
Less unconsolidated affiliates	(142,630)	(105,991)	(75,556)
Total revenues	$1,199,209	$ 898,404	$854,106
Operating Profit (Loss)			
Product sales	$ 169,099	$ 95,549	$ (2,495)
Proprietary gaming			
Gaming operations	134,877	106,521	83,024
Unconsolidated affiliates	116,689	84,331	61,360
Total proprietary gaming	251,566	190,852	144,384
Total	420,665	286,401	141,889
Other non-allocated expense	(81,193)	(41,414)	(40,496)
Income Before Income Taxes and Extraordinary Item	$ 339,472	$ 244,987	$ 101,393
Interest Income			
Product sales	$ 17,568	$ 14,955	$ 13,712
Proprietary gaming			
Gaming operations	21,993	22,648	31,840
Unconsolidated affiliates	5,023	4,889	3,153
Corporate	10,258	13,374	9,973
Total	54,842	55,866	58,678
Less unconsolidated affiliates	(5,023)	(4,889)	(3,153)
Total interest income	$ 49,819	$ 50,977	$ 55,525
Interest Expense			
Product sales	$ 14,109	$ 14,145	$ 14,491
Proprietary gaming			
Gaming operations	23,928	24,098	28,462
Unconsolidated affiliates	2,694	2,247	2,117
Corporate	64,002	63,927	29,811
Total	104,733	104,417	74,881
Less unconsolidated affiliates	(2,694)	(2,247)	(2,117)
Total interest expense	$ 102,039	$ 102,170	$ 72,764

	September 29, 2001	September 30, 2000	October 2, 1999
(Dollars in thousands)			
Depreciation and Amortization			
Product sales	$ 4,385	$ 5,294	$ 5,681
Proprietary gaming			
Gaming operations	38,711	28,196	31,812
Unconsolidated affiliates	16,959	12,640	10,351
Corporate	20,252	20,897	23,955
Total	80,307	67,027	71,799
Less unconsolidated affiliates	(16,959)	(12,640)	(10,351)
Total depreciation and amortization	$ 63,348	$ 54,387	$ 61,448
Assets			
Product sales	$ 768,403	$ 690,219	$ 700,684
Proprietary gaming			
Gaming operations	620,237	580,469	544,968
Unconsolidated affiliates	74,659	70,601	49,996
Corporate	460,140	282,427	469,412
Total assets	$1,923,439	$1,623,716	$1,765,060
Additions to Long-Lived Assets			
Product sales	$ 8,532	$ 6,670	$ 6,591
Proprietary gaming			
Gaming operations	84,042	34,765	48,641
Unconsolidated affiliates	–	–	–
Corporate	24,535	10,009	10,367
Total additions to long-lived assets	$ 117,109	$ 51,444	$ 65,599

Our revenues are generated domestically in the US and Canada, and internationally in Australia, Europe, Japan, Latin America, New Zealand, South Africa, and the United Kingdom. The table below presents information as to our operations by geographical regions as of and for the years ended:

	September 29, 2001	September 30, 2000	October 2, 1999
(Dollars in thousands)			
Revenues and Earnings of Unconsolidated Affiliates			
Domestic			
Unaffiliated customers	$1,120,937	$ 764,035	$ 666,685
Inter-area transfers	171,655	87,082	39,395
International			
Unaffiliated customers	220,902	240,360	262,977
Inter-area transfers	6,405	8,107	10,935
Eliminations	(178,060)	(95,189)	(50,330)
Total	1,341,839	1,004,395	929,662
Less unconsolidated affiliates	(142,630)	(105,991)	(75,556)
Total revenues	$1,199,209	$ 898,404	$ 854,106
Identifiable Assets			
Domestic	$1,604,144	$1,324,787	$1,420,827
International	139,661	155,191	192,197
Total identifiable assets	$1,743,805	$1,479,978	$1,613,024
Additions to Long-Lived Assets			
Domestic	$ 112,843	$ 45,869	$ 58,137
International	4,266	5,575	7,462
Total additions to long-lived assets	$ 117,109	$ 51,444	$ 65,599

On a consolidated basis we do not recognize inter-segment revenues or expenses upon the transfer of gaming products between subsidiaries. Operating profit is revenue, earnings of unconsolidated affiliates, and interest income related to investments to fund jackpot liabilities, less cost of sales and operating expenses, including related depreciation and amortization, provisions for bad debts, and an allocated portion of selling, general and administrative and research and development expenses. Other expense not allocated to an operating segment includes certain interest and income expense, interest income and gain (loss) on sale of assets.

20 Selected Quarterly Financial Data (Unaudited)

	First Qtr	Second Qtr	Third Qtr	Fourth Qtr
(Dollars in thousands, except per share amount and stock prices)				
2001				
Total revenues	$270,429	$312,745	$320,134	$295,901
Gross profit	121,171	136,741	137,511	139,498
Earnings of unconsolidated affiliates	31,302	34,163	38,584	38,581
Income from operations	88,668	99,550	103,374	103,687
Net income	48,191	53,556	56,718	55,470
Diluted earnings per share	$ 0.64	$ 0.70	$ 0.73	$ 0.73
Stock price				
High	$ 48.50	$ 56.75	$ 65.31	$ 64.11
Low	$ 32.81	$ 43.87	$ 47.35	$ 38.90
2000				
Total revenues	$185,651	$193,284	$236,030	$283,439
Gross profit	84,140	85,140	104,288	124,280
Earnings of unconsolidated affiliates	20,866	24,769	27,640	32,716
Income from operations	49,636	54,163	72,167	91,562
Net income	42,404	24,760	37,627	52,001
Diluted earnings per share	$ 0.49	$ 0.33	$ 0.51	$ 0.70
Stock price				
High	$ 20.63	$ 22.44	$ 28.56	$ 34.50
Low	$ 17.56	$ 17.44	$ 20.25	$ 26.88
1999				
Total revenues	$202,855	$203,083	$239,723	$208,445
Gross profit	77,468	83,435	99,625	85,133
Earnings of unconsolidated affiliates	18,851	17,788	19,136	19,781
Income (loss) from operations	48,394	50,429	63,334	(45,839)
Net income (loss)	34,444	33,831	34,267	(40,484)
Diluted earnings (loss) per share	$ 0.32	$ 0.32	$ 0.36	$ (0.45)
Stock price				
High	$ 24.50	$ 23.44	$ 19.50	$ 19.25
Low	$ 16.50	$ 14.38	$ 14.69	$ 16.19

Italicized text indicates trademarks of IGT or it licensors.

Copyright and Trademark Information

The following are trademarks, service marks, and/or federally registered trademarks of International Game Technology or our wholly-owned subsidiaries: *18 Reeler, Bunco Night, Catch A Wave, Cleopatra, Crystal Sevens, Diamond Cinema, Dollars Deluxe, Double Diamond 2000, Double Diamond Run, Dynamite, Elephant King, EZ Cash Out, EZ Pay, EZ Play, EZ Ticket, Fabulous 50's, Fortune Cookie, Game King, Game King Plus, High Rollers, IGT, International Game Technology, IGT and spade design, IGT Gaming Systems, IGS, iGame, iGame-Plus, IVS, Jack Vegas, Jekyll & Hyde, Leopard Spots, Little Green Men, Megabucks, MegaJackpots, MegaJackpots Instant Winners, Multi-Denomination, My Rich Uncle, Neon Nights, Nickelmania, Nickels, Nickels Deluxe, PDA Hot Player Monitor, PTTV, Party Time, Phantom of the Opera, Pokermania, Popper King, Quartermania, Quarters Deluxe, Regis' Cash Club, S2000, S-Plus, SAMS, Slotopoly, S'mores, Super Cherry, Super Nickelmania, Super Vision, Texas Tea, The Frog Prince, Triple Double Dollars, Triple Lucky 7's, Vision Series, and Wild Thing.*

IGT designs, manufactures, produces, operates, uses, and/or otherwise has permission to exploit certain gaming machines utilizing materials under license from third-party licensors. More specifically, the games which have been mentioned in this filing and their related trademark and copyright ownership information are: *The Addams Family* developed under agreement with Monaco Entertainment Corportation; *Elvis, Elvis Presley*, and *King of Rock 'n' Roll* are registered trademarks of Elvis Presley Enterprises, Inc.; *Jeopardy!* is a registered trademark of Jeopardy Productions, Inc., *Jeopardy!* © 2001 Jeopardy Productions, Inc. All rights reserved; *Wheel of Fortune* is a registered trademark of Califon Productions, Inc., *Wheel of Fortune* © 2001 Califon Productions, Inc. All rights reserved; *Regis' Cash Club* is a game developed in conjunction with Philbin Enterprises; *$1,000,000 Pyramid™* and *$25,000 Pyramid™* & © 2001 CPT Holdings, Inc., All rights reserved.; *I Dream of Jeannie™* & © 2001 CPT Holdings, Inc. All rights reserved.; *The Three Stooges®* characters, names and all related indicia are trademarks of C3 Entertainment, Inc.; *The Honeymooners™* is a trademark used under license; *Let's Make A Deal®* is a trademark of Let's Make a Deal, which is registered in the US and is pending elsewhere, and is used under license; *Beverly Hillbillies* is a trademark of CBS Worldwide Inc.; *Lifestyles of the Rich and Famous* is a registered trademark of Rysher Entertainment, Inc.; *The Munsters* is a trademark of Universal Studios, licensed by Universal Studios Licensing, Inc.; *American Bandstand* is a registered trademark of dick clark productions, inc.; *Wheel of Gold* and *Totem Pole* are registered trademarks of Anchor Gaming (Anchor); *Five Play Draw Poker, Multi Hand Poker, Triple Play Draw Poker, Chase the Royal*, and *Triple Play Poker* are trademarks of Action Gaming, Inc (Action Gaming).; *Survivor* is a trademark of Survivor Productions, LLC; *Austin Powers* is a trademark of New Line Productions, Inc., © 2001 New Line Productions, Inc. All rights reserved.; *The Price Is Right* is a trademark of Pearson Television Operations BV. Based on the Fremantle Media TV programme "The Price Is Right." Licensed by Fremantle Brand Licensing; *Power Slotto* is a trademark of AC Coin and Slot Service Co., Inc.; *Slotto* is a registered trademark of AC Coin and Slot Services Co., Inc.; *Bewitched*™ is a trademark of CPT Holdings, Inc.; *Beetle Bailey*™ is a trademark of the Hearst Corporation; The *Sinatra*™ game is an IGT product manufactured in association with Sheffield Enterpirises, Inc., and Bristol Productions Limited Partnership; The *I Love Lucy* design is a registered trademark of CBS Broadcasting, Inc., Images of Lucille Ball and Desi Arnaz are licensed by Desilu, too, LLC, Licensing by Unforgettable Licensing; *Harley-Davidson®* © Harley-Davidson (2001). All rights reserved; *Othello* © 2001 J.A.R. Games Co., Licensed by J.A.R. Games Co.; *SPAM®*. Licensed by The Beanstalk Group, Inc.; *Dick Clark's Censored Bloopers*™ & © 2001 dick clark productions, inc. All rights reserved.; *Evel Knievel* © 2001 Robert Craig Knievel aka Evel Knievel; *Magic 8 Ball* is a registered trademark owned by Mattel, Inc. © 2001 Mattel Inc. All rights reserved; *Marilyn Monroe*™/© Marilyn Monroe, LLC, licensed by CMG Worldwide Marilyn Monroe.com; THE PINK PANTHER™ and associated trademarks and characters™ & © 2001 United Artists Corporation. All rights reserved; *The Creature from the Black Lagoon*™ is a trademark and copyright of Universal Studios. Licensed by Universal Studios Licensing, Inc. All rights reserved; The TABASCO® (marks, bottle and label designs) are registered trademarks and service marks exclusively of McIlhenny Company, Avery Island, LA 70513

Corporate Information

International Game Technology
9295 Prototype Drive
P.O. Box 10580
Reno, Nevada 89510-0580
Tel: (775) 448-7777
Fax: (775) 448-0777
Internet Address:
http://www.IGT.com

Sales and Service Offices

Southern Nevada
1085 Palms Airport Drive
Las Vegas, Nevada 89119-3715
Tel: (702) 896-8500
Fax: (702) 896-8686

Northern Nevada
9295 Prototype Drive
Reno, Nevada 89511
Tel: (775) 448-0276
Fax: (775) 448-2022

For information on sales offices worldwide, please contact our our Southern Nevada sales office.

Form 10-K
A copy of the 2001 Annual Report on Form 10-K as filed with the Securities and Exchange Commission is available to shareholders upon written request, without charge. All requests should be directed to:

International Game Technology
Attn: Investor Relations
9295 Prototype Drive
P.O. Box 10580
Reno, Nevada 89510-0580
Tel: (775) 448-0110
Fax: (775) 448-1137

Stock Exchange Listing
The Company's common stock is actively traded on the New York Stock Exchange (NYSE) under the symbol "IGT."

Transfer Agent and Registrar
Stockholders of record who have questions regarding address changes, stock transfer, dividends or lost certificates should direct their inquiries to:

The Bank of New York
Investor Relations Department
P.O. Box 11258
Church Street Station
New York, NY 10286
(800) 524-4458

Independent Auditors
Deloitte & Touche LLP
50 West Liberty Street
Suite 900
Reno, Nevada 89501

Information Contact
Securities analysts, portfolio managers and representatives of financial institutions seeking information about the company should contact IGT Investor Relations, at the Company's address or by calling (775) 448-0110.

Board of Directors
Charles N. Mathewson, *Chairman*
G. Thomas Baker
Robert A. Bittman
Richard R. Burt
Wilbur K. Keating
Thomas J. Matthews
Robert Miller
Frederick B. Rentschler

Officers and Key Employees
G. Thomas Baker
Chief Executive Officer, President

Robert A. Bittman
Executive Vice President, Product Development

Sara Beth Brown
Senior Vice President, General Counsel, Secretary

Ward Chilton
Senior Vice President, North American Sales

Anthony Ciorciari
Senior Vice President, Operations

Paulus Karskens
President of International

Thomas J. Matthews
Chief Operating Officer

Maureen T. Mullarkey
Senior Vice President, Chief Financial Officer, Treasurer

Richard Pennington
Senior Vice President, Product Management

Randy Kirner
Vice President, Human Resources

Looking ahead...



IGT GAME QUEST




CENSORED
Bloopers
RICH and FAMOUS
ACTION GAMING

As you receive this publication, IGT is already well into a new fiscal year. While the company takes great pride in the results that have been presented here, the focus is now clearly on the challenges and opportunities in the year ahead and beyond.

The new fiscal year got off to a great start. Global Gaming Expo, the gaming industry's premier trade show, opened October 1, the second day of fiscal 2002. G2E, as the show is known, was an exciting launch to the new year, as IGT unveiled over 60 new games and a roster of other advanced gaming products.

Some of those games – *Sinatra™* and the *Diamond Cinema™ Series* – have since come to market; other new *MegaJackpots™* products, such as the *I Love Lucy®* and *Harley-Davidson®* games, are slated for introduction in the near future. Other proprietary games seen for the first time at the show included a new *Plinko™* version of *The Price Is Right™*, *Bunco Night™*, *Othello®*, *18 Reeler™* and *Spam®*. As with other successful games, these build upon established personalities, products and themes; so-called "brands" that hold a familiar and positive association for slot players. The *Dick Clark's Censored Bloopers™*, *Evel Knievel™*, and *Lifestyles of the Rich and Famous™* games are among the other new "branded" products IGT is slated to introduce.

Show-goers also previewed the new *Game King Plus™* 19-inch upright machine. The larger screen showcases today's sophisticated video product and, in a fun twist, interchangeable bezels frame the monitor in a variety of rainbow colors, making the machine itself nearly as much fun as the games.

The new machine is a perfect match for the suite of new Action Gaming and joint

...IGT unveiled over **60 new games** and a roster of other **advanced gaming products.**



Lucy's
Chocolate Factory
IGT

venture games that IGT will release in 2002.

Ever-popular spinning reel slots – both traditional three-reel and the five-reel *Vision Series®* – were also well represented at the show.

The *Sinatra™ MegaJackpots™* game is a spinning reel game with some snazzy new features including backlit reels, encouraging Sinatra-isms, and Ol' Blue Eyes himself singing some of his signature hits. Other new *S2000™* games include spinning reel versions of *SPAM®*, *I Love Lucy®*, and *Evel Knievel™*. Other titles include *Triple Double Dollars™*, *Wild Thing™* and *S'mores™*.

IGT Gaming Systems™ put ticket technology center stage. Among other innovations seen at G2E: *EZ Cash Out™*, which offers players the option of taking part of their payout in coin with the balance on a ticket; the *EZ Ticket™* module for the *IGS™* product that offers customers the advantage of a one-wire, one-system voucher solution; and the *PDA Hot Player™* monitor which frees casino hosts to circulate and still be able to input and access information. The new *PTTV™* player tracking



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panel with a built-in LCD display for messaging was also very well received by everyone who saw it.

Turnout at the show – which opened less than three weeks after September 11 – was heartening with more than 8,000 delegates in attendance. Casinos from around the world sent representatives to see and shop for the products that will light up the casino floor in the months and years to come.

That national tragedy and the subsequent economic downturn in travel and recreation did resonate with many of our customers throughout the casino industry and, thus, had an impact on IGT. However, play levels in most areas recovered fairly quickly.

In response to strained state tax coffers, many states are looking to gaming as a relief mechanism. New York has already passed legislation to pave the way for an expansion of gaming, including slots at racetracks and Native


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The foundation for the future is **IGT's continuing commitment** to designing and building **the best games** available.


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American locations, which could prove advantageous for IGT. Other states may follow New York's lead.

The strength of Native American gaming in California more than proved the value of the Sodak acquisition, and IGT is continuing to grow through other acquisitions. On December 30, 2001, the merger between IGT and Anchor Gaming was completed. Since 1996, when the *Wheel of Fortune®* game was launched, IGT and Anchor have collaborated on a mutually rewarding joint venture and the union between the two companies brings both assets and considerable management talent. It will also expand IGT's penetration into the lottery side of the business. On the systems side, IGT acquired Tennecom to add a formidable table games tracking system to its suite of products.

The foundation for the future is IGT's continuing commitment to designing and




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